Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

New Beginnings Acquisition Corp.,

Artemis Merger Sub Corp.

and

Airspan Networks Inc.

Dated as of March 8, 2021

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EXHIBIT A	Registration Rights and Lock-Up Agreement
EXHIBIT B	Stockholders Agreement
EXHIBIT C	New Parent Warrant Agreement
EXHIBIT D	Parent Second Amended and Restated Certificate of Incorporation
EXHIBIT E	Directors and Officers of the Surviving Corporation and Parent
EXHIBIT F	Company Tax Certificate
EXHIBIT G	Parent Tax Certificate

SCHEDULE A	Company Knowledge Parties
SCHEDULE B	Key Company Stockholders
SCHEDULE C	Resigning Parent Officers and Directors
SCHEDULE D	Permitted Leakage

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BUSINESS COMBINATION AGREEMENT, dated as of March 8, 2021 (this “Agreement”), by and among New Beginnings Acquisition Corp., a Delaware corporation (“Parent”), Artemis Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Airspan Networks Inc., a Delaware corporation (the “Company”).

WHEREAS, Merger Sub is a wholly-owned direct subsidiary of Parent;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent and the Company will consummate a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other Transactions (as defined below), and (b) has recommended the approval and adoption of this Agreement and the Merger by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (a) approved and adopted this Agreement and declared its advisability and approved the payment of the Merger Consideration to stockholders of the Company pursuant to this Agreement and the other Transactions, and (b) has recommended the approval and adoption of this Agreement and the Transactions by the stockholders of Parent;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other Transactions, and (b) has recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub;

WHEREAS, Parent, the Company and the Key Company Stockholders (as defined below), concurrently with the execution and delivery of this Agreement, are entering into the Stockholder Support Agreement, dated as of the date hereof (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders agree, upon the terms and subject to the conditions set forth therein, to vote their shares of Company Capital Stock in favor of this Agreement, the Merger and the other Transactions;

WHEREAS, the Sponsor (as defined below), concurrently with the execution and delivery of this Agreement, is entering into a letter agreement with the Company, dated as of the date hereof (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed, among other things, upon the terms and subject to the conditions set forth therein, to (a) vote all of its shares of Parent Common Stock (as defined below) in favor of the Merger, (b) not redeem its shares of Parent Common Stock and (c) forfeit One Hundred Twenty-Five Thousand (125,000) shares of Parent Common Stock effective as of immediately prior to the Effective Time;

WHEREAS, immediately following the Effective Time (as defined below), at the Closing, Parent and certain stockholders of Parent (including the Sponsor) shall enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), substantially in the form attached hereto as Exhibit A;

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WHEREAS, immediately following the Effective Time, at the Closing, Parent and certain stockholders of Parent (including the Sponsor) shall enter into a Stockholders Agreement (the “Stockholders Agreement”), substantially in the form attached hereto as Exhibit B;

WHEREAS, contemporaneously with the execution of this Agreement, Parent has entered into subscription agreements (the “Subscription Agreements”) with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, shall purchase shares of Parent Common Stock at a purchase price of $10.00 in a private placement or placements (the “Private Placements”) to be consummated immediately prior to the consummation of the Transactions; and

WHEREAS, for United States federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined below), that the Company, Merger Sub and Parent are parties to such reorganization within the meaning of Section 368(b) of the Code and that this Agreement constitutes a plan of reorganization.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I.

DEFINITIONS

Section 1.01  Certain Definitions. For purposes of this Agreement:

“102 Trustee” means the trustee appointed by Airspan Israel from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company Option Plan (or any subplan thereof) pursuant to which the Company 102 Options and the Company 102 Shares have been granted or issued, as applicable.

“Accelerated Restricted Stock” means all outstanding shares of restricted Company Class B Common Stock immediately prior to the Closing granted under the Company Equity Plan that are held by a person who is not a service provider to the Company or any Company Subsidiary as of the date of this Agreement.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions concerning the Company and the Company Subsidiaries that contains terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement (i) may include changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements and (ii) need not contain a “standstill” or other similar provision).

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“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Stock Consideration” means a number of shares of Parent Common Stock equal to the quotient of (a) the Company Value divided by (b) $10.00.

“Airspan Israel” means Airspan Networks Ltd., an Israeli company limited by shares.

“Ancillary Agreements” means the Stockholders Agreement, the Stockholder Support Agreement, the Sponsor Support Agreement, the Registration Rights and Lock-Up Agreement and all other agreements, certificates and instruments executed and delivered by Parent, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems, Products or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day, other than a Saturday or Sunday, on which banks are not required or authorized to close in New York, New York.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

“Company 102 Options” means any Company Options granted under Section 102 of the Ordinance.

“Company 102 Shares” means shares of Company Common Stock issued upon exercise of Company 102 Options.

“Company Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, (a) any merger, consolidation or business combination involving the Company or any Company Subsidiary, (b) any transfer, purchase or sale of the beneficial ownership of shares of capital stock or other securities of the Company or any Company Subsidiary representing 10% or more of the voting power of the shares of capital stock of the Company or any Company Subsidiary, or (c) any sale, lease, exchange, transfer or other disposition of the assets of the Company or one or more Company Subsidiary constituting 10% or more of the assets of the Company and the Company Subsidiaries, taken as a whole; provided, however, that any such proposal or offer exclusively relating to, in a single transaction or series of related transactions, the Disposal of Dense Air shall not be a Company Acquisition Proposal.

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“Company Capital Stock” means the Company Common Stock, the Company Class B Common Stock, the Company Class C Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company dated December 14, 2020, as such may have been amended, supplemented or modified from time to time.

“Company Class B Common Stock” means the Class B Common Stock of the Company, with a par value of $0.0003 per share.

“Company Class C Common Stock” means the Class C Common Stock of the Company, with a par value of $0.0003 per share.

“Company Common Stock” means the Common Stock of the Company, with a par value of $0.0003 per share.

“Company Credit Agreement” means the Credit Agreement, dated as of December 30, 2020, among the Company, as borrower, certain Company Subsidiaries, as guarantors, the lenders from time to time party thereto and DBFIP ANI LLC, as administrative agent and collateral agent, including as it may be amended and restated as contemplated by the Lender Consent Letter.

“Company Equity Plan” means the Airspan Networks Inc. 2009 Omnibus Equity Compensation Plan, as such may have been amended, supplemented or modified from time to time.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger and the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any COVID-19 Measures or change or proposed change in, or change in the interpretation of, any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, wild fire, natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 pandemic), or acts of God; (vi) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement; (vii) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities and any litigation to the extent arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions); (viii) any failure to meet any projections, forecasts, estimates or financial or operating predictions, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (ix) any actions taken, or failures to take action, or such other changes or events, in each case to which Parent has consented in writing; or (x) any decline in the price or trading volume of the Company Common Stock, provided that this clause (x) shall not prevent a determination that any change, event, or occurrence underlying such decline has resulted in a Company Material Adverse Effect, except in the cases of clauses (i) through (iii), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared to other participants in the industries in which the Company and the Company Subsidiaries operate.

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“Company Options” means all outstanding options to purchase shares of Company Common Stock or Class B Common Stock, as applicable, whether or not exercisable and whether or not vested, immediately prior to the Closing granted under the Company Equity Plan.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Preferred Stock” means the shares of the Convertible Preferred Stock of the Company, with a par value of $0.0001 per share.

“Company Restricted Stock” means all outstanding shares of restricted Company Common Stock or Class B Common Stock, as applicable, immediately prior to the Closing granted under the Company Equity Plan.

“Company Series D Warrant” means all outstanding unexercised warrants to purchase shares of Series D Preferred Stock, granted on or prior to the Effective Time to any person.

“Company Series D Warrantholders” means the holders of Company Series D Warrants.

“Company Series H Warrant” means all outstanding unexercised warrants to purchase shares of Series H Senior Preferred Stock, granted on or prior to the Effective Time to any person.

“Company Series H Warrantholders” means the holders of Company Series H Warrants.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal, that did not result from a breach of Section 7.05, involving (i) assets that generate more than 50% of the consolidated total revenues of the Company and the Company Subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole, or (iii) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and its outside financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing, likelihood of closing or other aspects of such proposal and the Transactions and after taking into account any changes to the terms of this Agreement offered in writing by Parent in response to such Company Superior Proposal pursuant to, and in accordance with, Section 7.05(g).

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“Company Tax Certificate” means the tax representation letter of the Company, substantially in the form attached hereto as Exhibit F, and dated and executed as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Company Value” means an amount equal to six hundred eighty-two million five hundred thousand dollars ($682,500,00).

“Company Voting Preferred Stock” means the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Senior Preferred Stock, Series F Senior Preferred Stock, Series G Senior Preferred Stock and Series H Senior Preferred Stock.

“Company Warrants” means the Company Series D Warrants and Company Series H Warrants.

“Company Warrantholders” means the holders of Company Series D Warrants and Company Series H Warrants.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, the Company Subsidiaries, or any Suppliers or customers of the Company or any Company Subsidiaries or Parent or its subsidiaries (as applicable) that is not already generally available to the public, including any Intellectual Property rights.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus and any evolution or mutation thereof.

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“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) and any amendments or regulatory guidance relating thereto.

“Dense Air” means Dense Air Limited, a company incorporated and registered under the laws of England and Wales.

“Disability” means, with respect to a holder of Exchanged Restricted Stock or MIP RSUs, the holder’s inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that is expected to result in death or has lasted or can be expected to last for a continuous period of twelve months or more.

“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, maliciously incapacitate, infiltrate or maliciously slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Disposal of Dense Air” means (a) the sale, transfer or other disposition, directly or indirectly, by merger, consolidation, combination, reorganization, exchange, conversion of Indebtedness or any similar transaction, of (i) the equity interests in Dense Air owned by the Company and the Company Subsidiaries, or (ii) the Indebtedness of Dense Air, (b) the non-exclusive license, on arms’ length terms, of Intellectual Property of the Company or the Company Subsidiaries, to the extent that such Intellectual Property relates primarily to, or is primarily used or held for use in connection with, the business of Dense Air and its subsidiaries, and (c) the entry into agreements, certificates and instruments, including transition services agreements and supply agreements, in connection with the transactions described in clause (a) of this definition by the Company and the Company Subsidiaries; provided that no such agreements, certificates or instruments shall impose any material obligations upon the Company or any Company Subsidiary without the prior written consent of Parent.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“FCC” means the Federal Communications Commission, including any official bureau or division thereof acting on delegated authority, or any successor agency thereto.

“FCC Licenses” means any Company Permits issued by the FCC.

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“Fraud” means fraud, as defined under Delaware law (not including constructive or equitable fraud).

“Government Grant” means any grant, incentive, subsidy, award, participation, exemption, status or other benefit from any Governmental Authority granted to, provided to, or enjoyed by the Company or any of the Company Subsidiaries, including by or on behalf of or under the authority of the IIA, the Investment Center or the BIRD Foundation, as applicable.

“Hazardous Substance(s)” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls and asbestos; and (e) any substance, material or waste regulated as hazardous or toxic, or as a pollutant or contaminant, by any Governmental Authority pursuant to any Environmental Law due to its deleterious properties.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“Indebtedness” means for the Company and the Company Subsidiaries on a consolidated basis an amount equal to, without duplication, (a) indebtedness for borrowed money of the Company and the Company Subsidiaries, including indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (b) net obligations of the Company and the Company Subsidiaries in respect of interest rate swaps, hedges or similar arrangements, including any swaps, hedges or similar arrangements related to foreign exchange, (c) obligations of the Company and the Company Subsidiaries under capitalized leases, (d) any deferred purchase price liabilities of the Company and the Company Subsidiaries related to past acquisitions, whether or not represented by a note, earn-out or contingent purchase payment or otherwise, (e) obligations of the Company and the Company Subsidiaries under or in connection with off balance sheet financing arrangements and (f) all obligations of the type referred to in the foregoing clauses of this definition of other persons for the payment of which the Company or any Company Subsidiary is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations; provided, however, that Indebtedness of Dense Air and its subsidiaries shall not be deemed to be Indebtedness. For the avoidance of doubt, trade payables arising in the ordinary course of business and intercompany indebtedness among the Company and the Company Subsidiaries (for the avoidance of doubt, excluding Dense Air) shall not be deemed to be Indebtedness.

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“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof (“Patents”); (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing (“Trademarks”); (c) copyrights and registrations and applications for registration, renewals and extensions thereof (“Copyrights”) and other works of authorship (whether or not copyrightable) and moral rights; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names and social media accounts; (f) rights of privacy and publicity; (g) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights; (h) all other intellectual property or proprietary rights of any kind or description; (i) copies and tangible embodiments of any of the foregoing, in whatever form or medium, including Software and Technology; and (j) all legal rights arising from items (a) through (i), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“International Employee Plan” means any Plan that is maintained in any non-U.S. jurisdiction for any current or former employee, individual independent contractor, officer or director residing outside of the United States.

“Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Company Acquisition Proposal or Company Superior Proposal) that materially affects the business, assets, operations or prospects of the Company and the Company Subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to the Company or the Company Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the Company Board as of the date hereof), and that becomes known to the Company or the Company Board after the date of this Agreement.

“Investment Center” means the Israeli Investment Center of the Israeli Ministry of Economy and Industry (previously, the Ministry of Industry, Trade and Labor).

“ITA” means the Israeli Tax Authority.

“Key Company Stockholders” means the persons and entities listed on Schedule B.

“knowledge” or “to the knowledge” of a person shall mean in the case of the Company, the actual knowledge of the persons listed on Schedule A after reasonable inquiry, and in the case of Parent, the actual knowledge of Russell W. Galbut and Michael S. Liebowitz after reasonable inquiry.

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“Leakage” shall mean (a) any dividend or distribution (whether in cash or in kind) declared, paid, made, agreed or obligated to be made by the Company or any Company Subsidiary to or for the benefit of the stockholders of the Company or any affiliate of the stockholders of the Company, (b) any management, service or other charges or fees (including out of ordinary course directors’ fees and any monitoring fees) paid by the Company or any Company Subsidiary to, on behalf of, or for the benefit of any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company, (c) any return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) by the Company or any Company Subsidiary or any amount payable on the repurchase, repayment, redemption, reduction or cancellation of any share capital, loan capital or other securities of the Company or the Company Subsidiaries, in each case, to or for the benefit of any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company, (d) any waiver, deferral or release by the Company or any Company Subsidiary of any amount or obligation owed or due to the Company or any Company Subsidiary from any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company, (e) any payment of any costs, bonuses or other sums by the Company or any Company Subsidiary, on behalf of or for the benefit of any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company, (f) any assumption or discharge by the Company or any Company Subsidiary of any liability (including in relation to any recharging of costs of any kind) on behalf of or for the benefit of any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company, (g) any guarantee, indemnity or security provided by the Company or any Company Subsidiary in respect of the obligations or liabilities of any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company (that is not released effective as of Closing), (h) any transfer or disposal of any asset to any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company, for consideration which is less than market value, (i) any acquisition of any asset from any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company for consideration which is more than market value, (j) any payment by the Company or any Company Subsidiary of any Taxes imposed on any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company (other than any Taxes for which the Company or the Company Subsidiaries are primarily liable), or any agreement or obligation of any of the Company or the Company Subsidiaries to make such payment, or (k) any payment by the Company or any Company Subsidiary of any personal expenses of any stockholder(s) of the Company or any affiliate of any stockholder(s) of the Company.

“Leased Real Property” means the real property leased, or taken on leave and license basis, or through a business centre arrangement, by the Company or any Company Subsidiary as tenant, together with, to the extent leased by the Company or any Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any Company Subsidiary relating to the foregoing.

“Lender Consent Letter” means that certain letter, dated March 8, 2021, from DBFIP ANI LLC and Pendrell Corporation to the Company and the Company Subsidiaries party to the Company Credit Agreement, relating to the Company Credit Agreement and the Transactions.

“Lien” means any lien, security interest, mortgage, pledge, assignment, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws, and not including any license of Intellectual Property).

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“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“MIP” means the Airspan Networks Inc. Management Change in Control Incentive Plan, adopted October 7, 2009, as such may have been amended, supplemented or modified from time to time.

“MIP Aggregate Cash Consideration” means those cash payments to be made by or on behalf of the Company to MIP Participants, in an aggregate amount equal to seventeen million five hundred thousand dollars ($17,500,000), as set forth on the Payment Spreadsheet.

“MIP Cash Consideration” means, with respect to each MIP Participant, (a) an amount of cash equal to the MIP Aggregate Cash Consideration, multiplied by (b) such MIP Participant’s allocated percentage of the Acquisition Pool (as defined in the MIP) under the MIP as of immediately prior to the Effective Time, as set forth on the Payment Spreadsheet.

“MIP RSU Consideration” means, with respect to each MIP Participant, (a) MIP RSUs with respect to 1,750,000 shares of Parent Common Stock, multiplied by (b) such MIP Participant’s allocated percentage of the Acquisition Pool (as defined in the MIP) under the MIP as of immediately prior to the Effective Time, as set forth on the Payment Spreadsheet.

“MIP RSUs” means those restricted stock units relating to shares of Parent Common Stock, which shall be granted in connection with the settlement of amounts payable to MIP Participants under the MIP, which shall vest on the earliest to occur of (a) the first anniversary of the Closing Date, (b) the MIP Participant’s death, (c) the MIP Participant’s Disability or (d) the MIP Participant’s Qualifying Separation, provided that the MIP Participant continues to be employed by the Surviving Corporation, or continues to be a director of Parent, through such date or event.

“MIP Consideration” means, with respect to a MIP Participant, such MIP Participant’s MIP Cash Consideration and MIP RSU Consideration, in each case as set forth on the Payment Spreadsheet.

“MIP Participants” means those individuals that are allocated a percentage of the Acquisition Pool (as defined in the MIP) under the MIP as of immediately prior to the Effective Time.

“New Parent $12.50 Warrants” means three million (3,000,000) warrants to purchase shares of Parent Common Stock as contemplated under the New Parent Warrant Agreement, with each warrant exercisable for one share of Parent Common Stock at an exercise price of $12.50.

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“New Parent $15.00 Warrants” means three million (3,000,000) warrants to purchase shares of Parent Common Stock as contemplated under the New Parent Warrant Agreement, with each warrant exercisable for one share of Parent Common Stock at an exercise price of $15.00.

“New Parent $17.50 Warrants” means three million (3,000,000) warrants to purchase shares of Parent Common Stock as contemplated under the New Parent Warrant Agreement, with each warrant exercisable for one share of Parent Common Stock at an exercise price of $17.50.

“New Parent Warrant Agreement” means a warrant agreement governing the New Parent Warrants (to be entered into at Closing) in substantially the form attached hereto as Exhibit C.

“New Parent Warrants” means the New Parent $12.50 Warrants, the New Parent $15.00 Warrants and the New Parent $17.50 Warrants.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the Free Software Foundation.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder.

“Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent, dated October 29, 2020.

“Parent Common Stock” means the Common Stock of Parent, par value $0.0001 per share.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; or (b) would prevent, materially delay or materially impede the performance by Parent or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger and the other Transactions; provided, however, that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Parent Material Adverse Effect: (i) any COVID-19 Measures or change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Parent operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, wild fire, natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 pandemic), or acts of God, (vi) any actions taken or not taken by Parent as required by this Agreement or any Ancillary Agreement, (vii) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction (including any litigation to the extent arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions), (viii) any actions taken, or failures to take action, or such other changes or events, in each case, to which the Company has consented in writing, or (ix) any decline in the price or trading volume of Parent Units, Parent Common Stock or Parent Warrants, provided that this clause (ix) shall not prevent a determination that any change, event, or occurrence underlying such decline has resulted in a Parent Material Adverse Effect, except in the cases of clauses (i) through (iii), to the extent that Parent is disproportionately affected thereby as compared with other participants in the industry in which Parent operates.

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“Parent Organizational Documents” means the Parent Certificate of Incorporation, the bylaws of Parent and the Trust Agreement, in each case as amended, modified or supplemented from time to time.

“Parent Tax Certificate” means the tax representation letter of Parent, substantially in the form attached hereto as Exhibit G, and dated and executed as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Parent Units” means one share of Parent Common Stock and one Parent Warrant.

“Parent Warrant Agreement” means that certain warrant agreement dated October 29, 2020 by and between Parent and Continental Stock Transfer & Trust Company.

“Parent Warrants” means warrants to purchase shares of Parent Common Stock as contemplated under the Parent Warrant Agreement, with each warrant exercisable for one share of Parent Common Stock at an exercise price of $11.50.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Leakage” means payment of the payments set forth on Schedule D.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company or any Company Subsidiary granted to any licensee in the ordinary course of business, (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens on leases, subleases, easements, leave and licenses, business centre arrangements, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, (h) Liens identified in the Audited Financial Statements, or (i) a Lien created under the Company Credit Agreement or any document related thereto (or any extension or renewal thereof).

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“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier, and (c) any other, similar information or data, each to the extent defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by applicable Privacy/Data Security Laws.

“Privacy/Data Security Laws” means all laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or the security of Personal Information or Business Data.

“Products” mean any products or services, designed, developed, manufactured, performed, licensed, sold, distributed other otherwise made available by or on behalf of the Company or any Company Subsidiary (including any Software or Technology that interoperates with or is bundled or made available as part of any such product or service), from which the Company or any Company Subsidiary has derived previously, is currently deriving or expect to derive, revenue from the sale or provision thereof, including products or services currently under development by the Company or any Company Subsidiary.

“Qualifying Separation” means, with respect to a holder of Exchanged Restricted Stock or MIP RSUs, an involuntary termination of the holder’s employment by the Surviving Corporation or its applicable subsidiary (or, in the case of a non-employee director of Parent, the termination of such individual’s board service on account of being removed from such role or otherwise not being asked to stand for re-election) other than due to the holder’s Misconduct or Detrimental Activity, as each such term is defined in the Company Equity Plan.

“Redemption Rights” means the redemption rights provided for in Section 9.2 of the Parent Certificate of Incorporation.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Exchange Act.

“Requisite Approval” means the adoption of this Agreement by the affirmative vote of the holders of at least (a) a majority in voting power of the issued and outstanding shares of Company Common Stock, Company Class B Common Stock and Company Voting Preferred Stock, voting together as a single class, and (b) 60% of the issued and outstanding shares of Company Voting Preferred Stock, voting together as a single class on an as-converted basis.

“Series B Preferred Stock” means the shares of Company Preferred Stock designated as Series B Preferred Stock in the Company Certificate of Incorporation.

“Series B-1 Preferred Stock” means the shares of Company Preferred Stock designated as Series B-1 Preferred Stock in the Company Certificate of Incorporation.

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“Series C Preferred Stock” means the shares of Company Preferred Stock designated as Series C Preferred Stock in the Company Certificate of Incorporation.

“Series C-1 Preferred Stock” means the shares of Company Preferred Stock designated as Series C-1 Preferred Stock in the Company Certificate of Incorporation.

“Series D Preferred Stock” means the shares of Company Preferred Stock designated as Series D Preferred Stock in the Company Certificate of Incorporation.

“Series D-1 Preferred Stock” means the shares of Company Preferred Stock designated as Series D-1 Preferred Stock in the Company Certificate of Incorporation.

“Series D-2 Preferred Stock” means the shares of Company Preferred Stock designated as Series D-2 Preferred Stock in the Company Certificate of Incorporation.

“Series E Senior Preferred Stock” means the shares of Company Preferred Stock designated as Series E Senior Preferred Stock in the Company Certificate of Incorporation.

“Series E-1 Senior Preferred Stock” means the shares of Company Preferred Stock designated as Series E-1 Senior Preferred Stock in the Company Certificate of Incorporation.

“Series F Senior Preferred Stock” means the shares of Company Preferred Stock designated as Series F Senior Preferred Stock in the Company Certificate of Incorporation.

“Series F-1 Senior Preferred Stock” means the shares of Company Preferred Stock designated as Series F-1 Senior Preferred Stock in the Company Certificate of Incorporation.

“Series G Senior Preferred Stock” means the shares of Company Preferred Stock designated as Series G Senior Preferred Stock in the Company Certificate of Incorporation.

“Series G-1 Senior Preferred Stock” means the shares of Company Preferred Stock designated as Series G-1 Senior Preferred Stock in the Company Certificate of Incorporation.

“Series H Senior Preferred Stock” means the shares of Company Preferred Stock designated as Series H Senior Preferred Stock in the Company Certificate of Incorporation.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sponsor” means New Beginnings Sponsor, LLC.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Company or any of the Company Subsidiaries.

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“Tax” or “Taxes” means any federal, state, provincial, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, real property, personal property, unclaimed property, withholding, excise, production, value added, occupancy and any other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means any returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

“Technology” means all designs, formulas, algorithms, procedures, techniques, methods, processes, concepts, ideas, know-how, programs, models, routines, data, databases, tools, inventions, creations, improvements and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the above, in any form, whether or not specifically listed herein.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by Parent, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including the Merger.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“VAT Law” means the Israeli Value Added Tax Law, 1975, as amended.

Section 1.02  Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2020 Balance Sheet	§4.07(b)
Action	§4.09
Agreement	Preamble
Antitrust Laws	§7.13(a)
Audited Financial Statements	§4.07(a)
Blue Sky Laws	§4.05(b)
Business Combination Proposal	§7.17
Certificate of Merger	§2.02(a)
Certificates	§3.02(b)
CFIUS	§7.14(a)
Claims	§6.03
Closing	§2.02(b)
Closing Date	§2.02(b)
Code	§3.02(h)

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Defined Term	Location of Definition
Commerce	§4.21
Company	Preamble
Company Acquisition Agreement	§7.05(a)
Company Adverse Recommendation Change	§7.05(c)
Company Board	Recitals
Company Board Recommendation	§4.19
Company Disclosure Schedule	Article IV
Company Equity Plan Unallocated Pool	§3.01(a)
Company Notice Period	§7.05(c)
Company Permits	§4.06
Company Related Parties	§ 9.03(c)
Company Share Award	§ 4.03(c)
Company Stockholder Approval	§4.19
Company Subsidiary	§4.01(a)
Confidentiality Agreement	§7.04(b)
Continuing Employees	§7.06(a)
Conversion	§3.01(b)
Data Security Requirements	§4.13(h)
D&O Tail Policies	§7.07(b)
DGCL	Recitals
Dissenting Shares	§3.05(a)
EarlyBird	§5.12
Effective Time	§2.02(a)
Employment Matters	§4.11(c)
Environmental Permits	§4.16
ERISA	§4.10(a)
ERISA Affiliate	§4.10(c)
Exchange Act	§4.23
Exchange Agent	§3.02(a)
Exchanged Options	§3.01(c)(iv)
Exchanged Restricted Stock	§3.01(c)(iv)
FCC Transfer of Control Applications	§7.15
Financial Statements	§4.07(a)
Funded International Employee Plan	§4.10(m)
GAAP	§4.07(a)
Governmental Authority	§4.05(b)
Health Plan	§4.10(k)
Israeli Employees	§4.11(g)
IRS	§4.10(b)
Ladenburg	§5.12
Law	§4.05(a)
Lease	§4.12(b)
Lease Documents	§4.12(b)
Letter of Transmittal	§3.02(b)
Material Contracts	§4.17(a)

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Defined Term	Location of Definition
Merger	Recitals
Merger Consideration	§3.01(c)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	§5.03(b)
Net Exercise	§3.01(d)
NYSE American	§5.07(d)
Outside Date	§9.01(b)
Outstanding Company Transaction Expenses	§3.04(a)
Outstanding Parent Transaction Expenses	§3.04(b)
Parent	Preamble
Parent Board	Recitals
Parent Preferred Stock	§5.03(a)
Parent Proposals	§7.01(a)
Parent SEC Reports	§5.07(a)
Parent Stockholders’ Meeting	§7.01(a)
Payment Spreadsheet	§3.01(a)
PCAOB Audited Financials	§7.16
Plans	§4.10(a)
PPACA	§4.10(k)
Private Placements	Recitals
Proxy Statement	§7.01(a)
Recall	§4.14(b)
Registered IP	§4.13(a)
Registration Rights and Lock-Up Agreement	Recitals
Registration Statement	§7.01(a)
Remedies Exceptions	§4.04
Representatives	§7.04(a)
SEC	§5.07(a)
Securities Act	§5.07(a)
Securities Exchange Fund	§3.02(a)
Section 14 Arrangement	§4.11(g)
Service Agreements	§4.10(a)
Sponsor Support Agreement	Recitals
Stock Incentive Plan	§7.19
Stockholder Support Agreement	Recitals
Stockholders Agreement	Recitals
Subscription Agreements	Recitals
Surviving Corporation	§2.01
Terminating Company Breach	§9.01(f)
Terminating Parent Breach	§9.01(h)
Trust Account	§5.13
Trust Agreement	§5.13
Trust Fund	§5.13
Trustee	§5.13
Written Consent	§7.03

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Section 1.03  Construction.

(a)  Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive (and, unless the context otherwise requires, shall be “and/or”), (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (ix) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, (x) the word “will” shall be construed to have the same meaning and effect as the word “shall” and (xi) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States.

(b)  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c)  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)  Whenever this Agreement states that documents or other information have been “made available” or “provided to” Parent (including words of similar import), such words shall mean that such documents or information referenced shall have been posted in the virtual data room managed by or on behalf of the Company or shall have been transmitted to Parent, Merger Sub or one or more of their respective Representatives in writing or by electronic transmission, in each case, at least two (2) Business Days prior to the date hereof.

(f)  No summary of this Agreement prepared by a party hereto shall affect the meaning or interpretation of this Agreement.

(g)  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations or warranties are subject to waiver by the parties hereto in accordance with Section 9.06 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

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Article II.

AGREEMENT AND PLAN OF MERGER

Section 2.01  The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 2.02 Effective Time; Closing.

(a)  As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by the filing of a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

(b)  Immediately prior to such filing of a Certificate of Merger in accordance with Section 2.02(a), a closing (the “Closing”) shall take place remotely by electronic exchange of executed documents for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.03  Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, powers, and franchises of and all property, real, personal and mixed, and all debts due to each of the Company and Merger Sub shall be vested in the Surviving Corporation.

Section 2.04  Certificate of Incorporation; Bylaws.

(a)  At the Effective Time, the Company Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be the certification of incorporation of the Surviving Corporation, until thereafter amended as provided by applicable Law and such certificate of incorporation. After the Effective Time, the Company shall cause the certificate of incorporation of the Surviving Corporation to be amended and restated in its entirety in a form as shall be mutually agreed by the parties.

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(b)  At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by applicable Law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

(c)  At the Closing, Parent shall amend and restate, effective as of the Effective Time, the Parent Certificate of Incorporation to be as set forth on Exhibit D.

Section 2.05  Directors and Officers.

(a)  The Company shall take all requisite lawful action so that the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation shall be the individuals set forth on Exhibit E hereto, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)  The Parent shall take all requisite lawful action so that the Parent Board as of immediately following the Effective Time shall be comprised of individuals designated as provided in the Stockholders Agreement, each to hold office in accordance with the Parent Certificate of Incorporation and the bylaws of Parent. The Parent shall take all requisite lawful action so that the officers of Parent as of immediately following the Effective Time shall be the individuals set forth on Exhibit E hereto, each to hold office in accordance with the Parent Certificate of Incorporation and the bylaws of Parent.

Article III.

CONVERSION OF SECURITIES; Exchange of certificates

Section 3.01  Conversion of Securities.

(a)  Closing Statement and Payment Spreadsheet. Not less than five (5) Business Days prior to the Effective Time, the Company shall deliver to Parent a schedule (the “Payment Spreadsheet”) setting forth (A) the Company’s good faith calculation of Aggregate Stock Consideration, (B) the allocation of MIP Aggregate Cash Consideration and MIP RSUs among the MIP Participants, (C) the portion of Aggregate Stock Consideration payable to each holder of Company Capital Stock (including each holder of Company Preferred Stock pursuant to the Net Exercise and each holder of Accelerated Restricted Stock, but excluding any holder of Company Restricted Stock that is not Accelerated Restricted Stock), provided that this will be provided on an aggregate basis with respect to the holders of Company Common Stock, (D) the portion of the Aggregate Stock Consideration that can be purchased under the Exchanged Options, (E) the portion of the Aggregate Stock Consideration subject to the Exchanged Restricted Stock, (F) the portion of the Aggregate Stock Consideration available for future awards under the Stock Incentive Plan following the Effective Time (the “Company Equity Plan Unallocated Pool”) and (G) the allocation of the New Parent Warrants among the holders of the Company Capital Stock (including holders of Company Preferred Stock issued pursuant to the Net Exercise and holders of Accelerated Restricted Stock, but excluding holders of Company Restricted Stock that is not Accelerated Restricted Stock). As promptly as practicable following the Company’s delivery of the Payment Schedule, the parties shall work together in good faith to finalize the calculation of the Aggregate Stock Consideration and the Payment Spreadsheet. The allocation of the Aggregate Stock Consideration, the MIP Consideration and the New Parent Warrants and the information with respect to the exchange of Company Options into Exchanged Options and Company Restricted Stock into Exchanged Restricted Stock set forth in the Payment Spreadsheet shall, to the fullest extent permitted by applicable Law, be final and binding on all parties and shall be used by Parent and Merger Sub for purposes of issuing the Merger Consideration to the holders of Company Capital Stock (including holders of Company Preferred Stock issued pursuant to the Net Exercise and holders of Accelerated Restricted Stock, but excluding holders of Company Restricted Stock that is not Accelerated Restricted Stock), and paying the MIP Consideration to the MIP Participants, and conversion of the Company Options into the Exchanged Options and the Company Restricted Stock into Exchanged Restricted Stock, in each case pursuant to this Article III, absent manifest error. In issuing the Merger Consideration and the MIP Consideration, and converting the Company Options into the Exchanged Options and Company Restricted Stock into Exchanged Restricted Stock pursuant to this Article III, Parent and Merger Sub shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.

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(b)  Unless the holders of a majority of the outstanding shares of Series C-1 Preferred Stock object prior to the Effective Time, each share of Series C-1 Preferred Stock that is issued and outstanding immediately prior to the Effective Time will be deemed to be automatically converted into a number of shares of Company Class C Common Stock, in accordance with the terms of Section 4.12.3(b)(viii) of the Company Certificate of Incorporation (the “Conversion”). All of the shares of Series C-1 Preferred Stock converted into shares of Company Class C Common Stock pursuant to the Conversion shall no longer be outstanding and shall cease to exist, and each holder of such shares of Series C-1 Preferred Stock shall thereafter cease to have any rights with respect to such Series C-1 Preferred Stock.

(c)  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(i)  each share of Company Common Stock, Company Class B Common Stock, Company Class C Common Stock and Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (excluding Company Restricted Stock that is not Accelerated Restricted Stock and Dissenting Shares), after taking into account the Conversion, the Net Exercise and the vesting of Accelerated Restricted Stock pursuant to Section 3.01(c)(iv), shall automatically be converted into and become the right to receive, in accordance with the Payment Spreadsheet, the number of shares of Parent Common Stock and New Parent Warrants (including an allocation of New Parent $12.50 Warrants, New Parent $15.00 Warrants and New Parent $17.50 Warrants) set forth in the Payment Spreadsheet (the “Merger Consideration”) (with each holder of such Company Capital Stock to receive the right to receive the number of shares of Parent Common Stock and New Parent Warrants set forth opposite such holder’s name as set forth on the Payment Spreadsheet (including an allocation of New Parent $12.50 Warrants, New Parent $15.00 Warrants and New Parent $17.50 Warrants), provided that this information will be provided on an aggregate basis with respect to holders of Company Common Stock);

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(ii)   each share of Company Capital Stock held in the treasury of the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist and no payment or distribution shall be made with respect thereto;

(iii)    each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation;

(iv)  the Company Equity Plan shall be assumed by Parent and (A) the Company Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into options to purchase shares of Parent Common Stock (such options, the “Exchanged Options”), and (B) shares of Company Restricted Stock that are outstanding immediately prior to the Effective Time shall be converted into shares of restricted Parent Common Stock, unless such shares of Company Restricted Stock are held by a non-U.S. taxpayer, in which case such shares of Company Restricted Stock shall be converted into restricted stock units with respect to shares of Parent Common Stock if necessary to prevent taxation prior to lapse of applicable restrictions (such restricted Parent Common Stock and restricted stock units with respect to shares of Parent Common Stock, the “Exchanged Restricted Stock”), in each case in accordance with the Payment Spreadsheet, with each holder of Company Options to receive options to purchase the number of shares of Parent Common Stock set forth opposite such holder’s name on the Payment Spreadsheet and each holder of Company Restricted Stock to receive such number of shares of Exchanged Restricted Stock set forth opposite such holder’s name on the Payment Spreadsheet; provided that (1) all references to “Airspan Networks Inc.” and the “Company” in the Company Equity Plan and the documents governing the Exchanged Options and Exchanged Restricted Stock after the Effective Time will be deemed references to Parent, (2) the Company Equity Plan Unallocated Pool shall be added to the share reserve pool under the Stock Incentive Plan, as of the Effective Time, and shall no longer be available for future awards under the Company Equity Plan after the Effective Time, (3) the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and, provided further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Exchanged Options shall be subject to such adjustments as are necessary in order to satisfy the requirements of Treasury Regulation Section 1.424-1(a), (4) the Exchanged Restricted Stock shall vest in full on the earliest to occur of (i) the first anniversary of the Closing Date, (ii) the holder’s death, (iii) the holder’s Disability and (iv) the holder’s Qualifying Separation, provided that the holder continues to be employed by the Surviving Corporation, or continues to be a director of Parent, through such date or event, and (5) the Exchanged Options and the Exchanged Restricted Stock shall provide that, at the election of the holder thereof, Parent shall, or shall cause the Surviving Corporation to, withhold shares of Parent Common Stock with a fair market value not less than all Taxes required to be withheld under applicable Law upon exercise, vesting or settlement of the Exchanged Options or Exchanged Restricted Stock, as applicable. Notwithstanding any provision of this Agreement to the contrary, Accelerated Restricted Stock shall vest in full immediately prior to the Effective Time and shall not be deemed Company Restricted Stock for purposes of the conversion into Exchanged Restricted Stock contemplated by this Section 3.01(c)(iv); provided, however, that prior to the Effective Time the Company shall take all such action necessary to include the fair market value of the shares of the Company Common Stock subject to the Accelerated Restricted Stock in the gross incomes of the holders and to make any required income and employment tax withholdings thereon. Except as specifically provided above, following the Effective Time, the Exchanged Options and Exchanged Restricted Stock shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option(s) and corresponding Company Restricted Stock, as applicable, immediately prior to the Effective Time. At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options, Company Restricted Stock and Accelerated Restricted Stock and the assumption and amendment of the Company Equity Plan pursuant to this subsection; and

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(v)  notwithstanding anything in this Section 3.01 to the contrary, Parent Common Stock issued in consideration for Company 102 Shares and Exchanged Options issued upon assumption of Company 102 Options shall remain subject to the Company Equity Plan as assumed by Parent and shall continue to be subject to the trustee capital gains route of Section 102 of the Ordinance and shall be deposited with the Section 102 Trustee as required under applicable Law and in accordance with the Option Tax Ruling.

(d)  Immediately prior to the Effective Time, each Company Series D Warrant and each Company Series H Warrant will be automatically exercised, pursuant to the terms thereof, using the net exercise method set forth therein (the “Net Exercise”), and the shares of Series D Preferred Stock and Series H Senior Preferred Stock issued upon such exercise will be entitled to receive such portion of the Merger Consideration as is set forth on the Payment Spreadsheet upon the same terms as the other shares of Series D Preferred Stock and Series H Senior Preferred Stock that are issued and outstanding immediately prior to the Effective Time.

(e)  At the Closing, each MIP Participant shall become entitled to receive, in full satisfaction of the rights of such MIP Participant under the MIP, the amount of MIP Consideration, without interest, payable to such MIP Participant, as set forth in the Payment Spreadsheet. On the Closing Date, following the Closing, Parent shall (i) deposit, or cause to be deposited, with the Company or the Company’s payroll provider, by wire transfer of immediately available funds to the account designated by the Company prior to the Closing, the aggregate MIP Cash Consideration, as set forth in the Payment Spreadsheet, along with the employer’s portion of any payroll, social security and other Taxes relating thereto, and (ii) issue to each MIP Participant such MIP Participant’s MIP RSU Consideration, as set forth in the Payment Spreadsheet. Promptly following the Closing, Parent shall cause the Surviving Corporation to pay (through its payroll provider or otherwise) to each MIP Participant the MIP Cash Consideration payable to such MIP Participant in accordance with this Section 3.01(e), as set forth in the Payment Spreadsheet. The MIP RSUs shall provide that, at the election of the holder thereof, Parent shall, or shall cause the Surviving Corporation to, withhold shares of Parent Common Stock with a fair market value not less than all Taxes required to be withheld under applicable Law upon vesting or settlement of the MIP RSUs. Prior to Closing, the parties and their boards, as applicable, shall take all necessary actions (including obtaining consents) to effectuate the payment of the MIP Consideration pursuant to this Section 3.01(e) and to terminate the MIP, effective as of the Effective Time, such that the MIP shall no longer have any force and effect and, except for the amounts payable and MIP RSUs issuable in accordance with this Section 3.01(e), no MIP Participants shall have any rights thereunder.

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Section 3.02  Exchange of Certificates.

(a)  Exchange Agent. On the Closing Date, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by Parent and is reasonably satisfactory to the Company (the “Exchange Agent”), it being agreed that Continental Stock Transfer & Trust Company is satisfactory to all parties, for the benefit of the holders of Company Capital Stock (including Company Preferred Stock issued pursuant to the Net Exercise and Accelerated Restricted Stock, but not including Company Restricted Stock that is not Accelerated Restricted Stock), for exchange in accordance with this Article III, the number of shares of Parent Common Stock and New Parent Warrants sufficient to deliver the aggregate Merger Consideration payable pursuant to this Agreement (such certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto pursuant to Section 3.02(c), and New Parent Warrants being hereinafter referred to as the “Securities Exchange Fund”). Parent shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Merger Consideration out of the Securities Exchange Fund, in each case in accordance with this Agreement and the Payment Spreadsheet. Except as contemplated by Section 3.02(c) hereof, the Securities Exchange Fund shall not be used for any other purpose.

(b)  Company Capital Stock Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Capital Stock (including each holder of Company Preferred Stock issued pursuant to the Net Exercise and each holder of Accelerated Restricted Stock, but not including holders of Company Restricted Stock that is not Accelerated Restricted Stock) entitled to receive the Merger Consideration pursuant to Section 3.01: a letter of transmittal, which shall be in a form reasonably acceptable to Parent and the Company (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of Company Capital Stock (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancellation of such Certificates from the Company’s transfer agent; and (ii) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and Parent shall cause the Exchange Agent to deliver, the applicable Merger Consideration in accordance with the provisions of Section 3.01, and the Certificates so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate entitled to receive the Merger Consideration in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01, without interest.

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(c)  Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.02(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, Parent shall pay or cause to be paid to the holder of the certificates representing shares of Parent Common Stock issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender or delivery, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to such surrender or delivery and a payment date occurring after such surrender or delivery, payable with respect to such shares of Parent Common Stock.

(d)  No Further Rights in Company Capital Stock. The Merger Consideration payable upon conversion of the Company Capital Stock (including the Company Preferred Stock issued pursuant to the Net Exercise and the Accelerated Restricted Stock) in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Capital Stock.

(e)  Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the date hereof and prior to the Effective Time.

(f)  Termination of Securities Exchange Fund. Any portion of the Securities Exchange Fund that remains undistributed to the holders of Company Capital Stock (including the holders of Company Preferred Stock issued pursuant to the Net Exercise and the holders of Accelerated Restricted Stock) for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Capital Stock (including holders of Company Preferred Stock issued pursuant to the Net Exercise and holders of Accelerated Restricted Stock) who have not theretofore complied with this Section 3.02 shall thereafter look only to Parent for the Merger Consideration. Any portion of the Securities Exchange Fund remaining unclaimed by holders of Company Capital Stock (including holders of Company Preferred Stock issued pursuant to the Net Exercise and holders of Accelerated Restricted Stock) as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(g)  No Liability. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any holder of Company Capital Stock (including any holder of Company Preferred Stock issued pursuant to the Net Exercise or any holder of Accelerated Restricted Stock) for any portion of the Securities Exchange Fund (or dividends or distributions with respect thereto) delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with Section 3.02.

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(h)  Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock (including any holder of Company Preferred Stock issued pursuant to the Net Exercise and any holder of Accelerated Restricted Stock) or MIP Participant such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Capital Stock or MIP Participant (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(i)  Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01.

Section 3.03  Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Capital Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Capital Stock, except as otherwise provided in this Agreement or by applicable Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration in accordance with the provisions of Section 3.01.

Section 3.04  Payment of Expenses.

(a)  No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Parent a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date following the Closing, Parent or the Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

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(b)  No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Parent shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Parent or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Parent or Merger Sub in connection with the Transactions or otherwise in connection with Parent’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Parent Transaction Expenses”). On the Closing Date following the Closing, Parent or the Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Parent Transaction Expenses.

(c)  Parent shall not pay or cause to be paid any Outstanding Parent Transaction Expenses or Outstanding Company Transaction Expenses other than in accordance with this Section 3.04.

Section 3.05  Appraisal Rights.

(a)  Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Capital Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights under Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or become the right to receive, and such stockholders shall have no right to receive, the Merger Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and shall cease to exist and shall represent only those rights provided under Section 262 of the DGCL. If, after the Effective Time, any holder of Dissenting Shares fails to perfect or effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Capital Stock under Section 262 of the DGCL, such shares shall be treated as if they had been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.01(c), of the Certificate or Certificates that formerly evidenced such shares of Company Capital Stock.

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(b)  Prior to the Closing, the Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Article IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01  Organization and Qualification; Subsidiaries.

(a)  The Company and each subsidiary of the Company (each a “Company Subsidiary”), is a corporation or other organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (insofar as such concept exists in such jurisdiction) and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction (insofar as such concept exists in such jurisdiction) where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)  A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation or other organization of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except for the Company Subsidiaries set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

Section 4.02  Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in material violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

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Section 4.03  Capitalization.

(a)  The authorized capital stock of the Company consists of (i) Ten Million (10,000,000) shares of Company Common Stock, (ii) Four Hundred Eighty-Two Thousand Eight Hundred Thirty-Eight (482,838) shares of Company Class B Common Stock, (iii) Two Million Six Hundred Thirty Thousand Eight Hundred Forty (2,630,840) shares of Company Class C Common Stock, and (iv) Nine Million Two Hundred Ninety-Three Thousand One Hundred Fifty-Six (9,293,156) shares of Company Preferred Stock, of which (A) Seventy-Two Thousand One Hundred Twenty-Three (72,123) shares are designated as Series B Preferred Stock, (B) Seventy-Two Thousand One Hundred Twenty-Three (72,123) shares are designated as Series B-1 Preferred Stock, (C) Four Hundred Sixteen Thousand Six Hundred Sixty-Seven (416,667) shares are designated as Series C Preferred Stock, (D) Four Hundred Sixteen Thousand Six Hundred Sixty-Seven (416,667) shares are designated as Series C-1 Preferred Stock, (E) Two Million One Hundred Forty-Two Thousand Fifty (2,142,050) shares are designated as Series D Preferred Stock, (F) Four Hundred Eighty-Seven Thousand Eight Hundred Five (487,805) shares are designated as Series D-1 Preferred Stock, (G) Two Million One Hundred Forty-Two Thousand Fifty (2,142,050) shares are designated as Series D-2 Preferred Stock, (H) One Million Eight Thousand Seven Hundred Forty-Two (1,008,742) shares are designated as Series E Senior Preferred Stock, (I) Six Hundred Fifty-Nine Thousand Three Hundred Ten (659,310) shares are designated as Series E-1 Senior Preferred Stock, (J) Three Hundred Ninety-Eight Thousand Four Hundred One (398,401) shares are designated as Series F Senior Preferred Stock, (K) Forty-Six Thousand Three Hundred Twenty-Five (46,325) shares are designated as Series F-1 Senior Preferred Stock, (L) Seven Hundred Forty Thousand Nine Hundred Eighty-Seven (740,987) shares are designated as Series G Senior Preferred Stock, (M) Two Hundred Two Thousand One Hundred (202,100) shares are designated as Series G-1 Senior Preferred Stock, and (N) Four Hundred Eighty-Seven Thousand Eight Hundred Six (487,806) shares are designated as Series H Senior Preferred Stock. As of the date hereof, (i) Two Hundred Sixty-One Thousand Four Hundred Ninety-Four (261,494) shares of Company Common Stock are issued and outstanding, which, for the avoidance of doubt, includes Fifty-Eight Thousand Seven Hundred Eighty-Nine (58,789) shares of Company Restricted Stock, (ii) Four Hundred Sixty-Six Thousand Nine Hundred Fifty-Four (466,954) shares of Company Class B Common Stock are issued and outstanding, which, for the avoidance of doubt, includes Fourteen Thousand Two Hundred (14,200) shares of Company Restricted Stock, (iii) Zero (0) shares of Company Class C Common Stock are issued and outstanding, (iv) Four Million Five Hundred Ninety-Four Thousand Four Hundred Ten (4,594,410) shares of Company Preferred Stock are issued and outstanding, of which (A) Zero (0) shares of Series B Preferred Stock are issued and outstanding, (B) Seventy-Two Thousand One Hundred Twenty-Three (72,123) shares of Series B-1 Preferred Stock are issued and outstanding, (C) Zero (0) shares of Series C Preferred Stock are issued and outstanding, (D) Four Hundred Sixteen Thousand Six Hundred Sixty-Seven (416,667) shares of Series C-1 Preferred Stock are issued and outstanding, (E) One Million Eighty Thousand Nine Hundred Ninety-Three (1,080,993) shares of Series D Preferred Stock are issued and outstanding, (F) Three Hundred Twenty-Five Thousand Two Hundred Three (325,203) shares of Series D-1 Preferred Stock are issued and outstanding, (G) Three Hundred Seventy Thousand (370,000) shares of Series D-2 Preferred Stock are issued and outstanding, (H) Sixty Hundred Fifteen Thousand Two Hundred Thirty-One (615,231) shares of Series E Senior Preferred Stock are issued and outstanding, (I) Three Hundred Ninety-Three Thousand Five Hundred Eleven (393,511) shares of Series E-1 Senior Preferred Stock are issued and outstanding, (J) Three Hundred Fifty-Two Thousand Seventy-Six (352,076) shares of Series F Senior Preferred Stock are issued and outstanding, (K) Forty-Six Thousand Three Hundred Twenty-Five (46,325) shares of Series F-1 Senior Preferred Stock are issued and outstanding, (L) Seven Hundred Forty Thousand Nine Hundred Eighty-Seven (740,987) shares of Series G Senior Preferred Stock are issued and outstanding, (M) Zero (0) shares of Series G-1 Senior Preferred Stock are issued and outstanding, and (N) One Hundred Eighty-One Thousand Two Hundred Ninety-Four (181,294) shares of Series H Senior Preferred Stock are issued and outstanding, (v) One Million Sixteen Thousand Five Hundred One (1,016,501) shares of Company Common Stock and Eleven Thousand Four Hundred (11,400) shares of Class B Common Stock, as applicable, are reserved for issuance upon the exercise of the outstanding Company Options, (vi) Fifty-Eight Thousand Seven Hundred Eighty-Nine (58,789) shares of Company Common Stock and Fourteen Thousand Two Hundred (14,200) shares of Class B Common Stock, as applicable, are subject to outstanding Company Restricted Stock, and (vii) One Hundred Fifty-Four Thousand Nine Hundred Six (154,906) shares of Company Common Stock are reserved for future grants under the Company Equity Plan as of the date of this Agreement.

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(b)  Other than awards granted under the Company Equity Plan and the Company Warrants set forth on Section 4.03(b) of the Company Disclosure Schedule, (i) there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, (ii) neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights, and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Capital Stock or any of the equity interests or other securities of the Company or any of the Company Subsidiaries.

(c)  The Company has made available to Parent the following information with respect to each outstanding Company Option and Company Restricted Stock (each, a “Company Share Award”): (i) the name of the Company Share Award recipient; (ii) the number of shares of Company Common Stock subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award, if applicable; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule applicable to such Company Share Award; (vi) the date on which such Company Share Award expires, if applicable; and (vii) whether such Company Share Award is a Company 102 Option or Company 102 Share, and with respect to any Company 102 Options or Company 102 Shares, the date of deposit thereof with the 102 Trustee. The Company has made available to Parent accurate and complete copies of the Company Equity Plan pursuant to which the Company has granted the Company Share Awards that are currently outstanding and all forms of award agreements evidencing such Company Share Awards as well as Section 83(b) elections that may have been filed with respect to the Company Restricted Stock. No Company Option was granted to a United States employee with an exercise price per share less than the fair market value of the underlying Company Common Stock or Class B Common Stock, as applicable, as of the date such Company Option or has any feature for the deferral of compensation within the meaning of Section 409A of the Code. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(d)  There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

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(e)  (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Share Award as a result of the Transactions, and (ii) all outstanding shares of Company Capital Stock and all outstanding Company Share Awards under the Company Equity Plan, and all outstanding shares of capital stock of each Company Subsidiary, have been issued and granted in compliance with (A) all applicable securities laws and other applicable Laws and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party.

(f)  Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens (other than Liens created under the Company Credit Agreement or a document related thereto (or any extension or renewal thereof) and Liens arising under this Agreement), options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities laws and their respective organizational documents.

(g)  The stockholders of the Company collectively own directly and beneficially and of record, all of the equity of the Company (which are represented by the issued and outstanding shares of the Company Capital Stock). Except for the shares of the Company Capital Stock held by the stockholders of the Company, the Company Warrants and the Company Share Awards granted under the Company Equity Plan, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

Section 4.04  Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is or will be a party by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the other Transaction Documents to which it is or will be a party, or to consummate the Transactions (other than, (a) with respect to the Merger, the Company Stockholder Approval, which the Written Consent shall satisfy, and (b) the filing and recordation of appropriate merger documents as required by the DGCL). Each of this Agreement and the other Transaction Documents to which the Company is or will be a party has been, or will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by general equitable principles (the “Remedies Exceptions”). To the knowledge of the Company, assuming the accuracy of the representations and warranties of Parent and Merger Sub herein, no state takeover statute is applicable to the Merger or the other Transactions.

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Section 4.05  No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in any material payment or penalty under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)  The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, supra-national, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, Securities Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL or (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.06  Permits; Compliance. Section 4.06 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all of the material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority held by the Company or any Company Subsidiary and necessary for the Company or any applicable Company Subsidiary to own, lease and operate its or their properties or to carry on its or their business as it is now being conducted (the “Company Permits”). The Company or any applicable Company Subsidiary is in possession of all of the Company Permits, except where the failure to have such Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

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Section 4.07  Financial Statements.

(a)  The Company has made available to Parent true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended (collectively, the “Audited Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule, and which contain an unqualified report of the Company’s auditors. Each of the Audited Financial Statements (including the notes thereto) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein.

(b)  The Company has made available to Parent a true and complete copy of the consolidated unaudited balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 (the “2020 Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the year then ended, which are attached as Section 4.07(b) of the Company Disclosure Schedule. Such unaudited financial statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments and the absence of notes.

(c)  Except as and to the extent set forth on the Audited Financial Statements or the 2020 Balance Sheet, neither the Company nor any Company Subsidiary has any Indebtedness, liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a consolidated balance sheet of the Company and the Company Subsidiaries prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business or in connection with the Transactions since the date of the 2020 Balance Sheet, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party or (iii) liabilities and obligations which are not, individually or in the aggregate, reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole.

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(d)  Since January 1, 2018 (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, the Company Board or any committee thereof.

(e)  To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company any officer, employee, contractor, subcontractor or agent of the Company or any such Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f)  All accounts receivable of the Company and the Company Subsidiaries reflected on the 2020 Balance Sheet or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with GAAP. To the knowledge of the Company, such accounts receivables are not subject to valid defenses, setoffs or counterclaims, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business and other similar matters. The Company’s reserve for contractual allowances and doubtful accounts is adequate in all material respects and has been calculated in a manner consistent with past practices. Since the date of the 2020 Balance Sheet, neither the Company nor any of the Company Subsidiaries has modified or changed in any material respect its sales practices or methods including such practices or methods in accordance with which the Company or any of the Company Subsidiaries sell goods, fill orders or record sales.

(g)  All accounts payable of the Company and the Company Subsidiaries reflected on the 2020 Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since the date of the 2020 Balance Sheet, the Company and the Company Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

(h)  The PCAOB Audited Financials, when delivered by the Company, shall (i) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein. The PCAOB Audited Financials shall be substantially similar to the Audited Financial Statements in respect of the presentation of cash, accounts receivables, operating liabilities and billings.

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(i)  (i) Since the December 31, 2020, there has not been any Leakage, other than Permitted Leakage, and (ii) there are no arrangements or agreements that would reasonably be likely to result in any Leakage prior to the Closing, other than Permitted Leakage.

(j)  Neither the Company nor any Company Subsidiary is part of any cash pooling arrangements with any other person other than the Company or any Company Subsidiary.

Section 4.08  Absence of Certain Changes or Events. Since the date of the 2020 Balance Sheet and prior to the date of this Agreement, except as otherwise reflected in the Audited Financial Statements, or as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) the Company and the Company Subsidiaries have not sold, assigned or otherwise transferred any right, title, or interest in or to any of their material assets (including Intellectual Property and Business Systems) other than non- exclusive licenses or assignments or transfers in the ordinary course of business, (c) there has not been any Company Material Adverse Effect, and (d) none of the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.

Section 4.09  Absence of Litigation. There is no material litigation, suit, claim, action, proceeding or, to the knowledge of the Company, investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental Authority. Neither the Company nor any Company Subsidiary nor any material property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.10  Employee Benefit Plans.

(a)  All non-standard employment and consulting contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any severance obligation (and, for the avoidance of doubt, excluding standard form agreements for employees outside of the United States and contracts or agreements that can be terminated at any time without severance or termination pay or upon notice of not more than 60 days), have been made available to Parent (collectively, the “Service Agreements”) and set forth on Section 4.10(a) of the Company Disclosure Schedule. In addition, Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, equity compensation, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick paid and vacation and other material employee benefit plans, programs or arrangements, in each case, which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or consultant, or under which the Company or any Company Subsidiary has or could reasonably be expected to incur any material liability (contingent or otherwise) (collectively, the “Plans”).

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(b)  With respect to each Plan, the Company has made available to Parent, if applicable (i) a true and complete copy of the current plan document and all material amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) copies of the Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules and nondiscrimination testing results, in each case, for the two (2) most recent plan years, (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years with respect to which any material liability remains outstanding. Neither the Company nor any Company Subsidiary has any express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c)  Neither the Company nor any ERISA Affiliate currently sponsors, maintains or contributes to, nor has, within the past six (6) years, sponsored, maintained or been required to contribute to, nor has any liability or obligation (contingent or otherwise) under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c) or (m) of the Code.

(d)  Neither the Company nor any Company Subsidiary is nor will be obligated, whether under any Plan, Service Agreement or otherwise, to pay separation, severance or termination to any current or former employee, director or independent contractor directly as a result of any Transaction contemplated by this Agreement, nor, except with respect to the MIP Consideration, the Exchanged Restricted Stock and the Accelerated Restricted Stock, will any such Transaction accelerate the time of payment or vesting, or increase the amount, of any material benefit or other compensation due to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company or any Company Subsidiary being classified as an “excess parachute payment” under Section 280G of the Code.

(e)  None of the Plans or Service Agreements provides, nor does the Company or any Company Subsidiary have or reasonably expect to have any obligation to provide retiree medical benefits to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder.

(f)  Each Plan is in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) or Service Agreement and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

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(g)  Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to result in the loss of the qualified status of any such Plan or the exempt status of any such trust.

(h)  There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan administered by the Company or a Company Subsidiary that could reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries. There have been no acts or omissions by the Company or any ERISA Affiliate that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.

(i)  All contributions, premiums or payments required to be made by the Company or a Company Subsidiary with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not result in material liability to the Company and the Company Subsidiaries.

(j)  The Company and each ERISA Affiliate have each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k)  The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010 (“PPACA”), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise taxes under Code Section 4980D or 4980H or any other provision of the PPACA.

(l)  Each Plan and each Service Agreement that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

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(m)  Each International Employee Plan that is intended to qualify for favorable taxation treatment has been approved by the relevant taxation and other applicable Governmental Authority so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan to receive the intended favorable tax treatment; and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a ”Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy favorable tax status and, to the knowledge of the Company, as of the date hereof, nothing has occurred or exists that would reasonably be expected to adversely affect the favorable tax status of such Plan. No International Employee Plan has liabilities that, as of the Closing Date, will not be offset in full by insurance or otherwise be fully accrued.

Section 4.11  Labor and Employment Matters.

(a)  As of the date hereof, except as would not be material to the Company and the Company Subsidiaries taken as a whole, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company or any Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements).

(b)  (i) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former employees, which Actions would be material to the Company and the Company Subsidiaries, taken as a whole; (ii) neither the Company nor any Company Subsidiary is, nor has been for the past five (5) years, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company or any Company Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board; and (iv) during the past three (3) years, there has not been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary.

(c)  The Company and the Company Subsidiaries are and during the past three (3) years have been in compliance in all material respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws), work authorization, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, pension benefits, severance, collective bargaining and the payment and withholding of Taxes (collectively “Employment Matters”).

(d)  Except as would not be material to the Company and the Company Subsidiaries taken as a whole, there are no, and in the past three (3) years there have been no, pending, or to the knowledge of the Company, threatened lawsuits, arbitrations, administrative charges, controversies, grievances or claims by any employee, independent contractor, former employee, or former independent contractor of the Company or any Company Subsidiary before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority or arbitration board or panel relating to any Employment Matters.

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(e)  Each of the Company and the Company Subsidiaries: (i) has taken reasonable steps to properly classify and treat all of their employees as “employees” and independent contractors as “independent contractors”; (ii) has taken reasonable steps to properly classify and treat all of their employees as “exempt” or “nonexempt” from overtime requirements under applicable Law; (iii) has maintained legally adequate records regarding the service of all of their employees, including, where required by applicable Law, records of hours worked; (iv) is not delinquent in any material payments to, or on behalf of, any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid; (v) has withheld, remitted, and reported all material amounts required by Law or by agreement to be withheld, remitted, and reported with respect to wages, salaries, end of service and retirement funds, superannuation and social security benefits and other payments to any current or former independent contractors or employees; and (vi) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(f)  To the knowledge of the Company: (i) no employee or independent contractor of the Company or any Company Subsidiary is in violation of any term of any employment contract, consulting contract, non-disclosure agreement, common law non-disclosure obligation, non-competition agreement, non-solicitation agreement, proprietary information agreement or any other agreement relating to confidential or proprietary information, intellectual property, competition, or related matters; and (ii) the continued employment by the Company and the Company Subsidiaries of their respective employees, and the performance of the contracts with the Company and the Company Subsidiaries by their respective independent contractors, will not result in any such violation. Neither the Company nor any of the Company Subsidiaries has received any notice alleging that any such violation has occurred within the past three (3) years.

(g)  The obligations of Airspan Israel or any affiliate thereof to provide statutory severance pay to its employees located in Israel or subject to Israeli Law (the “Israeli Employees”) pursuant to the Israeli Severance Pay Law, 1963 are fully funded in all respects in accordance with Section 14 under the Israeli Severance Pay Law, 1963 (“Section 14 Arrangement”) or are otherwise accrued or reserved for in all respects, from the commencement date of the employee’s employment and on the basis of the employee’s entire salary. Upon the termination of employment of Israeli Employees, Airspan Israel or any affiliate thereof will not have to make any payment under the Israeli Severance Pay Law, 1963, except for release of the funds accumulated in accordance with the Section 14 Arrangement or payment of amounts accrued and reserved on Airspan Israel’s financial statements for the fiscal year ended 2020. Airspan Israel is in compliance in all material respects with all applicable Law and contracts, agreements, commitments or arrangements relating to employment, employment practices, wages, bonuses, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including The Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, and The Employment by Human Resource Contractors Law, 1996. No Israeli Employee has been unlawfully excluded from participation in any Plan. Other than their salaries, the Israeli Employees are not entitled to any payment or benefit that may be reclassified as part of their determinative salary for any purpose, including for calculation of any social contributions. Airspan Israel has not been and is not subject to, and no Israeli Employees benefit from, any extension order (tzavei harchava), except for extension orders which generally apply to all employees in Israel or to all employees in the general area of business of Airspan Israel.

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Section 4.12  Real Property; Title to Assets.

(a)  None of the Company or any Company Subsidiary owns (or holds in perpetual usufruct (użytkowanie wieczyste)) any real property.

(b)  Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases, licenses or uses by way of a business centre arrangement, any real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Parent. There are no leases, subleases, concessions or other contracts granting to any person other than the Company or the Company Subsidiaries the right to use or occupy the real property subject to the Leases, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has subleased, sublicensed or otherwise granted to any person any right to use, occupy or possess any portion of the Leased Real Property.

(c)  There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d)  Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and leased assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

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Section 4.13  Intellectual Property.

(a)  Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following: (i) registered Patents, Trademarks, domain names and Copyrights and applications for any of the foregoing that have been filed with the applicable Governmental Authority that are owned or purported to be owned by the Company or any Company Subsidiary (“Registered IP”) (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar); and (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software, Technology, or Business Systems of any other persons that are material to the Products or manufacture thereof or business of the Company or any Company Subsidiary as currently conducted (other than (x) unmodified, commercially available, “off-the-shelf” Software or (y) Software, Technology or Business Systems with a replacement cost or aggregate annual license and maintenance fees of less than $150,000). The Company IP, including the Intellectual Property specified on Section 4.13(a) of the Company Disclosure Schedule, constitutes all material Intellectual Property rights used in the operation of the business of the Company and the Company Subsidiaries and is sufficient for the conduct of such business as currently conducted and contemplated to be conducted as of the date hereof.

(b)  None of the Company-Owned IP is essential for, or has been declared essential by, the Company or any Company Subsidiary or any Governmental Authority for, any international standard, including the 4G and 5G standards set by the 3rd Generation Partnership Project (3GPP).

(c)  The Company or a Company Subsidiary solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP. All Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. No loss or expiration of any material Company-Owned IP is threatened or pending.

(d)  The Company and each of its applicable Company Subsidiaries have taken and take commercially reasonable actions to maintain, protect and enforce Intellectual Property rights in the trade secrets and other Confidential Information in its possession or control, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information. Neither the Company nor any Company Subsidiary has disclosed any such trade secrets or Confidential Information that is material to the business of the Company and any applicable Company Subsidiaries to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information.

(e)  (i) Since January 1, 2015 and except as specified on Section 4.13(e) of the Company Disclosure Schedule, there have been no material claims properly filed with a Governmental Authority and served on the Company or any Company Subsidiary, or threatened in writing (including email) to be filed with any Governmental Authority, against the Company, any Company Subsidiary or any third party that has alleged that the Company or any Company Subsidiary are required to indemnify or defend any such claim, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Registered IP, or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any material demands or offers to license any Intellectual Property rights from any other person); and (ii) to the Company’s knowledge, the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP.

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(f)  All current and past founders, officers, management employees and contractors who have contributed, developed or conceived any Company-Owned IP have executed valid, written agreements with the Company or one of the Company Subsidiaries, substantially in the form made available to Merger Sub or Parent, and pursuant to which such persons agreed to maintain in confidence all confidential or proprietary information acquired by them in the course of their relationship with the Company or the applicable Company Subsidiary, have assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of his or her employment or related to his, her or its engagement with the Company or the applicable Company Subsidiary, and have irrevocably waived their “moral rights” in favor of the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property, except as otherwise required or prohibited by applicable Law.

(g)  The Company and Company Subsidiaries do not use and have not used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any other person any rights to or immunities under any of the Company-Owned IP, or (ii) under any license requiring the Company or any Company Subsidiary to disclose or distribute the source code to any Product components or Business Systems owned or purported to be owned by the Company or any Company Subsidiary which are incorporated in or necessary for the use of the Products, to license or provide the source code to any such Business Systems or Product components for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Product components at no or minimal charge.

(h)  The Company or one of the Company Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of the Company or any of the Company Subsidiaries as currently conducted. The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and since January 1, 2018, there has not been any material failure with respect to any of the Products or other Business Systems that has not been remedied or replaced in all material respects. The Company and each of the Company Subsidiaries have purchased a sufficient number of seat licenses for their Business Systems.

(i)  The Company and each of the Company Subsidiaries currently and previously have complied in all material respects with (i) all applicable Privacy/Data Security Laws, (ii) any applicable privacy or other policies of the Company or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information or other Business Data, (iii) industry privacy and data security standards to which the Company or any Company Subsidiary is bound, and (iv) all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy or data security of Personal Information or Business Data held or processed by or on behalf of the Company or any Company Subsidiary (collectively, the “Data Security Requirements”). The Company and the Company Subsidiaries have each implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems and any Personal Information or Business Data held or processed by, via contractual commitments, or on behalf of the Company or any Company Subsidiary, including implementing industry standard procedures designed to prevent unauthorized access and the introduction of Disabling Devices. Neither the Company nor any Company Subsidiary has inserted and, to the knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems or Product components. Since January 1, 2018, neither the Company nor any of the Company Subsidiaries has (x) experienced any data security breaches that were required to be reported under applicable Privacy/Data Security Laws or customer contracts; or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements, and, to the Company’s knowledge, there is no reasonable basis for the same.

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(j)  The Company or one of the Company Subsidiaries (i) exclusively owns and possesses all right, title and interest in and to the Business Data free and clear of any restrictions of any nature or (ii) has all rights to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of the Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions, that would prohibit the Surviving Corporation or its subsidiaries from receiving or using Personal Information or other Business Data in substantially the same manner in which the Company and the Company Subsidiaries receive and use such Personal Information and other Business Data prior to the Closing Date or results in material liabilities in connection with Data Security Requirements.

(k)  No employee, consultant or independent contractor of the Company or any Company Subsidiary who was involved in, or who contributed to, the creation or development of any material Company IP owed or owes any duty or rights to any Governmental Authority, including the Israeli Defense Forces, or any university, college or other educational institution or research center, in any such case which may materially affect the Company’s or any Company Subsidiary’s ownership or its right to use any Company IP. There are no Government Grants and no facilities, funding or property of any university, college, other educational institution or research center or other Governmental Authority were received by or provided to the Company or any Company Subsidiary or used in the development of any material Company IP, nor does any Governmental Authority or any university, college, other academic institution or research center own, purport to own, have any other rights in or to (including through any Company IP Agreement) or have any option to obtain any rights in or to, any material Company IP. Neither the Company nor any Company Subsidiary has received any written notice from any Israeli Governmental Authority, claiming any rights under Section 55, Chapter 6 or Chapter 8 of the Israeli Patent Law, 1967.

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Section 4.14  Product Warranty/Recalls; Antidumping.

(a)  Since January 1, 2018, each of the Products sold or produced by or on behalf of the Company or any Company Subsidiary was (i) produced, manufactured, packaged, labeled, transported, stored and otherwise handled in material compliance with applicable Laws, and (ii) produced, manufactured, packaged and labeled using materials, which, used alone or in combination with other applicable materials in such products conform in all material respects to applicable Laws.

(b)  Since January 1, 2018 (i) neither the Company nor any Company Subsidiary has received any written notices, demands or inquiries relating to any claim, fine or penalty involving any Product resulting from an alleged defect in design, manufacture, materials or workmanship, performance, or any alleged failure to warn, or from any alleged breach of any express or implied warranties or representations, or any alleged material noncompliance with any applicable Laws and (ii) there has been no product recall (a “Recall”) conducted by or on behalf of the Company or any Company Subsidiary with respect to any Product.

(c)  No Products have been offered by the Company or any Company Subsidiary under any product warranty other than as specified in the Company and each Company Subsidiary’s standard customer or distributor contracts as have been provided to Parent prior to the date hereof.

(d)  Since January 1, 2018, no Product has been or is subject to a Governmental Authority antidumping order or countervailing duty order or, to the knowledge of the Company, is subject to any pending antidumping or countervailing duty investigation by any Governmental Authority.

Section 4.15  Taxes.

(a)  The Company and each of the Company Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any of the Company Subsidiaries are otherwise obligated to pay, except with respect to Taxes that are being contested in good faith and are disclosed in Section 4.15(a) of the Company Disclosure Schedule, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to any of them on or before the Effective Time; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)  Neither the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

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(c)  None of the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting (including an improper method of accounting) for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax Law) or other provisions of applicable Law; (ii) ”closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law); (vi) income arising or accruing prior to the Closing and includable after the Closing under Subchapter K, Sections 951, 951A, or 956 of the Code; (vii) the forgiveness pursuant to COVID-19 Measures of liabilities incurred prior to the Closing by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are not and shall not be required to include any amount in income or pay any installment of any “net tax liability” or other Tax pursuant to Section 965 of the Code. The Company and the Company Subsidiaries have not, pursuant to COVID-19 Measures, deferred the payment of any payroll Taxes the due date for the original payment of which was at or prior to the Closing Date.

(d)  Each of the Company and the Company Subsidiaries has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(e)  Neither the Company nor any of the Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group of which the Company was the common parent).

(f)  Neither the Company nor any of the Company Subsidiaries has any material liability for the Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise (other than pursuant to agreements entered into in the ordinary course of business the principal purposes of which do not relate to Taxes).

(g)  Neither the Company nor any of the Company Subsidiaries has any request for a ruling in respect of Taxes pending between the Company or any Company Subsidiary and any Tax authority.

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(h)  The Company has made available to Parent true, correct and complete copies of the U.S. federal income Tax Returns filed by the Company and the Company Subsidiaries for tax years 2018 and 2019.

(i)  Neither the Company nor any of the Company Subsidiaries has within the last five (5) years or in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)  Neither the Company nor any of the Company Subsidiaries has engaged in or entered into a “listed transaction” within the meaning of Code Section 6707A(c) or Treasury Regulation Section 1.6011-4(b)(2). Neither the Company nor any of the Company Subsidiaries has ever obtained a legal or Tax opinion that is subject to reporting under Section 131D of the Ordinance (or any similar provision of state, local or foreign Law, including but not limited to Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006).

(k)  Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing or, to the knowledge of the Company, has threatened to assert against the Company or any Company Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(l)  There are no Tax Liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(m)  The outstanding Company 102 Options and Company 102 Shares have received a favorable determination or approval letter from, or have otherwise been approved by, or deemed approved by, the ITA, and such Company 102 Options and Company 102 Shares have been granted or issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Options and Company 102 Shares, the receipt of all required consents and Tax rulings and the due and timely deposit of such Company 102 Options and Company 102 Shares with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and any regulation, publication or guidance issued by the ITA. The Company has made available to Parent true and complete copies of all material communications to or from the ITA or any other Governmental Authority relating to the Company 102 Options and Company 102 Shares.

(n)  Neither the Company nor any Company Subsidiary (other than Airspan Israel and Airspan Solutions Ltd.) (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had a “permanent establishment” (as defined in any applicable income tax treaty) in Israel.

(o)  Neither the Company nor any Company Subsidiary is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.

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(p)  Neither the Company nor any Company Subsidiary has ever been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 1963.

(q)  The Company and the Company Subsidiaries are in compliance in all material respects with all applicable transfer pricing Laws and regulations in all jurisdictions in which they file or are required to file Tax Returns. Any related party transactions subject to Section 85A of the Ordinance and the regulations promulgated thereunder effected by the Company have been on an arm’s length basis in accordance with such Laws and regulations.

(r)  In relation to value added or other similar Tax, the Company and each of its Subsidiaries, to the extent applicable with respect to such person:

(i)  has been duly registered for the purpose of “value added tax” (in the case of Airspan Israel and Airspan Solutions Ltd., in accordance with the VAT Law, and in the case of the Company and each other Company Subsidiary, in accordance with the applicable Laws);

(ii)   has complied with all material statutory requirements, orders, provisions, directives or conditions concerning value added taxes or sales tax or indirect taxation;

(iii)    has collected and timely remitted to the relevant Governmental Authority all output value added tax which they were required to collect and remit under any applicable Law; and

(iv)  has not received a refund for input value added tax for which it not entitled under any applicable Law.

(s)  Section 4.15(s) of the Company Disclosure Letter lists the Tax benefits to which Airspan Israel is eligible under any “Approved Enterprise,” “Benefitted Enterprise,” “Preferred Enterprise” or “Preferred Technological Enterprise” status, as each such term is defined in the Israeli Law for Encouragement of Capital Investments, 1959. Airspan Israel has not received any written notice of any proceeding or investigation relating to revocation or modification of any such status, and is in compliance with all the terms, conditions and requirements stipulated by the instruments of approval with respect to each such status.

Section 4.16  Environmental Matters. (a) None of the Company nor any of the Company Subsidiaries has materially violated since January 1, 2018 or is in material violation of applicable Environmental Law; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance in violation of applicable Environmental Laws which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws; (c) to the Company’s knowledge, none of the Company nor any of the Company Subsidiaries is, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of each of the Company and each Company Subsidiary under applicable Environmental Law (“Environmental Permits”); (e) each of the Company and each Company Subsidiary is in material compliance with its Environmental Permits; and (f) the Company has made available to Parent true and complete copies of all environmental Phase I reports and other material investigations, studies, audits, tests, reviews or other analyses commenced or conducted by or on behalf of the Company or any Company Subsidiary (or by a third party of which the Company has knowledge) in relation to the current or prior business of the Company and the Company Subsidiaries or any real property presently or formerly owned, leased, or operated by the Company or any Company Subsidiary (or its or their predecessors) that are in possession, custody or control of the Company or any Company Subsidiary.

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Section 4.17  Material Contracts.

(a)  Section 4.17(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company or any Company Subsidiary is a party, excluding for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth on Section 4.17(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) each contract and agreement with consideration paid or payable to the Company or any Company Subsidiary of more than $1,000,000, in the aggregate, over the twelve (12)-month period ending December 31, 2020;

(ii)  each contract and agreement with Suppliers to the Company or any of the Company Subsidiaries for expenditures paid or payable by the Company or any Company Subsidiary of more than $1,000,000, in the aggregate, over the twelve (12)-month period ending December 31, 2020;

(iii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party that are material to the business of the Company;

(iv) all Service Agreements and management contracts, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(v)  all contracts and agreements evidencing Indebtedness;

(vi)  all partnership, joint venture or similar agreements;

(vii) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits;

(viii) all contracts and agreements that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

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(ix)  all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective businesses;

(x) all leases or master leases of personal property reasonably likely to result in annual payments of $1,000,000 or more in a 12-month period;

(xi) all contracts involving use of any Company-Licensed IP required to be listed in Section 4.13(a) of the Company Disclosure Schedule;

(xii) contracts which involve the license or grant of rights to Company-Owned IP by the Company or any Company Subsidiary, but excluding any nonexclusive licenses (or sublicenses) of Company-Owned IP granted to customers in the ordinary course of business that are substantially in the same form as the Company’s or a Company Subsidiary’s standard form customer agreements as have been provided to Parent; and

(xiii)  any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) of the Company and the Company Subsidiaries, other than the Plans and Service Agreements.

(b)  (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, is enforceable in accordance with its terms against the other parties thereto, in each case, subject to the Remedies Exceptions, and neither the Company nor any Company Subsidiary is in material breach or violation of, or material default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has made available to Parent true and complete copies of all Material Contracts without redaction, including amendments thereto that are material in nature.

Section 4.18  Insurance.

(a)  Section 4.18(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured that is the Company or any Company Subsidiary, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b)  With respect to each such insurance policy, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

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Section 4.19  Board Approval; Vote Required. As of the date hereof, the Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Merger and declared their advisability, and (c) subject to Section 7.05, recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger (the “Company Board Recommendation”) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The Requisite Approval (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered to the Company, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and consummate the Transactions.

Section 4.20  Certain Business Practices. Since January 1, 2018, none of the Company, any Company Subsidiary or, to the knowledge of the Company, any directors or officers, agents or employees of the Company or any Company Subsidiary, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, Sections 291 and 291A of the Israeli Penal Law, 1977, or any other applicable anti-corruption or anti-bribery Law; or (c) made any payment in the nature of criminal bribery.

Section 4.21  Customs and International Trade Laws. Since January 1, 2016, the Company, the Company Subsidiaries and to the knowledge of the Company, each of their respective directors, officers, agents and employees, has been in compliance in all material respects with: (a) all applicable sanctions Laws, including the U.S. economic sanctions Laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the United Kingdom and the European Union; (b) any Laws regarding the importation of goods, including the U.S. import Laws administered by U.S. Customs and Border Protection; (c) all applicable export control Laws, including the Export Administration Regulations administered by the U.S. Department of Commerce (“Commerce”), the International Traffic in Arms Regulations administered by the U.S. Department of State and the EU Dual Use Regulation, the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, the Israeli Law of Regulation of Security Exports, 2007, the Israeli Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports), 2006 and all regulations promulgated thereunder and the Israeli Defense Export Control Order (Controlled Dual-Use Equipment), 2008; and (d) the anti-boycott Laws administered by Commerce and the U.S. Department of the Treasury (collectively, the “Customs & International Trade Laws”), related to the regulation of exports (including deemed exports), re-exports, transfers, releases, shipments, transmissions, imports or similar transfer of goods, technology, software or services, or transactions, by or on behalf of the Company or any Company Subsidiary. Without limiting the foregoing, since January 1, 2016, and with respect to the Customs & International Trade Laws: (i) neither the Company nor any Company Subsidiary has made any voluntary or involuntary disclosure; received written notice that it or they are subject to any civil or criminal Action, audit or any other inquiry relating to material violations; conducted any internal investigation; or is aware of any allegation relating to any alleged or actual material violation; and (ii) there are no pending or, to the knowledge of the Company, threatened, Actions by a Governmental Authority against the Company, the Company Subsidiaries and to the knowledge of the Company, each of their respective directors, officers and employees in connection with any alleged or actual material violation.

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Section 4.22  Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.17(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.22. The Company and the Company Subsidiaries have not, since January 1, 2018, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 4.23  Exchange Act. Neither the Company nor any Company Subsidiary is currently (or, since January 1, 2010, has been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 4.24  Brokers. Except for J.P. Morgan Securities LLC and Jefferies LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.25  Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Parent, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

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Article V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a Parent SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)), Parent hereby represents and warrants to the Company as follows:

Section 5.01  Corporate Organization.

(a)  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)  Merger Sub is the only subsidiary of Parent. Except for Merger Sub, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 5.02  Certificate of Incorporation and Bylaws. Each of Parent and Merger Sub has heretofore furnished to the Company complete and correct copies of the Parent Organizational Documents and the Merger Sub Organizational Documents. The Parent Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Parent nor Merger Sub is in material violation of any of the provisions of the Parent Organizational Documents or the Merger Sub Organizational Documents.

Section 5.03  Capitalization.

(a)  The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). As of the date of this Agreement (i) 14,920,000 shares of Parent Common Stock are issued and outstanding (which includes 9,283,647 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of Parent Common Stock are held in the treasury of Parent, (iii) 9,283,647 Parent Warrants are issued and outstanding, and (iv) 9,283,647 shares of Parent Common Stock are reserved for future issuance pursuant to the Parent Warrants. As of the date of this Agreement, there are no shares of Parent Preferred Stock issued and outstanding. Each Parent Warrant is exercisable for one share of Parent Common Stock at an exercise price of $11.50. As of the Closing, 9,000,000 shares of Parent Common Stock will be reserved for future issuance pursuant to the New Parent Warrants.

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(b)  As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c)  All outstanding Parent Units, shares of Parent Common Stock and Parent Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the Parent Organizational Documents.

(d)  The Merger Consideration being delivered by Parent hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the Parent Organizational Documents. The Merger Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e)  Except for securities issued pursuant to the Subscription Agreements, securities issued by Parent as permitted by this Agreement and the Parent Warrants, Parent has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Parent nor any subsidiary of Parent is a party to, or otherwise bound by, and neither Parent nor any subsidiary of Parent has granted, any equity appreciation rights, participations, phantom equity or similar rights. Parent is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Parent Common Stock or any of the equity interests or other securities of Parent or any of its subsidiaries. There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock. There are no outstanding contractual obligations of Parent to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

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Section 5.04  Authority Relative to This Agreement. Each of Parent, and Merger Sub have all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and, subject to Parent’s adoption of this Agreement (as the sole stockholder of Merger Sub) after the execution hereof, to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Sub is or will be a party by Parent or Merger Sub, as applicable, and the consummation by each of Parent and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the other Transaction Documents to which it is or will be a party, or to consummate the Transactions (other than (a) with respect to the Merger, Parent’s adoption of this Agreement (as the sole stockholder of Merger Sub) after the execution hereof and the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Parent Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL, and (b) with respect to the issuance of Parent Common Stock and the amendment and restatement of the Parent Certificate of Incorporation pursuant to this Agreement, the approval of majority of the then-outstanding shares of Parent Common Stock). Each of this Agreement and the other Transaction Documents to which Parent or Merger Sub is or will be a party has been, or will be, duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

Section 5.05  No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate the Parent Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of Parent or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Parent or Merger Sub is a party or by which each of Parent or Merger Sub or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Parent Material Adverse Effect.

(b)  The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Securities Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing its material obligations under this Agreement.

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Section 5.06  Compliance. Neither Parent nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Parent or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

Section 5.07  SEC Filings; Financial Statements; Sarbanes-Oxley.

(a)  Parent has filed or furnished, as applicable, all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by it with or to the Securities and Exchange Commission (the “SEC”) since October 29, 2020, together with any amendments, restatements or supplements thereto (collectively, the “Parent SEC Reports”). Parent has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed or furnished by Parent with or to the SEC to all agreements, documents and other instruments that previously had been filed or furnished by Parent with or to the SEC and are currently in effect. As of their respective dates, the Parent SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act” ), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed or furnished, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Parent has filed with the SEC on a timely basis all documents required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b)  Each of the financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Parent as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

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(c)  Except as and to the extent set forth in the Parent SEC Reports, neither Parent nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Parent’s and Merger Sub’s business.

(d)  Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE American LLC (“NYSE American”).

(e)  Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(f)  Parent maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Parent maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Parent has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any Representative of Parent to Parent’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Parent to record, process, summarize and report financial data. Parent has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Parent. Since December 31, 2019, there have been no material changes in Parent internal control over financial reporting.

(g)  There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

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(h)  Neither Parent (including any employee thereof) nor Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(i)  As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Reports. To the knowledge of Parent, none of the Parent SEC Reports filed or furnished on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.08  Absence of Certain Changes or Events. Since October 29, 2020 and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (a) Parent has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Parent Material Adverse Effect.

Section 5.09  Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent, or any property or asset of Parent, before any Governmental Authority. Neither Parent nor any material property or asset of Parent is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority.

Section 5.10  Board Approval; Vote Required.

(a)  The Parent Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of Parent and its stockholders, (ii) approved this Agreement and the Transactions and declared their advisability, and (iii) recommended that the stockholders of Parent approve and adopt this Agreement and Merger, and directed that this Agreement and the Transactions (including the Merger), be submitted for consideration by the stockholders of Parent at the Parent Stockholders’ Meeting.

(b)  The only vote of the holders of any class or series of capital stock of Parent necessary to approve the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock.

(c)  The Merger Sub Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved this Agreement and the Merger and declared their advisability, (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions be submitted for consideration by the sole stockholder of Merger Sub.

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(d)  The only vote of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

Section 5.11  No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.

Section 5.12  Brokers. Except for EarlyBirdCapital, Inc. (“EarlyBird”), Ladenburg Thalmann & Co., Inc. (“Ladenburg”) and J.P. Morgan Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.13  Parent Trust Fund. As of the date of this Agreement, Parent has no less than $116,150,000.00 in the trust fund established by Parent for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account at JPMorgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of October 29, 2020, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Parent, that would entitle any person (other than stockholders of Parent who shall have elected to redeem their shares of Parent Common Stock pursuant to the Parent Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the Parent Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, Parent shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Parent as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of Parent due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of Parent who shall have exercised their Redemption Rights, (b) with respect to filings, applications or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to Parent in connection with its efforts to effect the Merger (including fees owed by Parent to EarlyBird and Ladenburg, pursuant to that certain Letter Agreement, dated as of October 29, 2020, among EarlyBird, Ladenburg and Parent). As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Parent has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent at the Effective Time.

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Section 5.14  Employees. Other than any officers as described in the Parent SEC Reports, Parent and Merger Sub have never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee, officer or director. Parent and Merger Sub have never and do not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Neither the execution and delivery of this Agreement nor the other Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Parent, Merger Sub or any affiliate being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 409A(a)(1)(B) of the Code. There is no contract, agreement, plan or arrangement to which Parent or Merger Sub is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

Section 5.15  Taxes.

(a)  Parent and Merger Sub: (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Parent or Merger Sub are otherwise obligated to pay, except with respect to current Taxes not yet due and payable or otherwise being contested in good faith or that are described in clause (a)(v) below; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) have provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of Parent, for any material Taxes of Parent that have not been paid, whether or not shown as being due on any Tax Return.

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(b)  Neither Parent nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c)  None of Parent or Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting (including an improper method of accounting) for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) or other provisions of applicable Law; (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; or (iii) installment sale or open transaction made on or prior to the Closing Date.

(d)  Neither Parent nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group of which the Parent is or was the common parent).

(e)  Neither Parent nor Merger Sub has any material liability for the Taxes of any person under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise (other than pursuant to agreements entered into in the ordinary course of business the principal purposes of which do not relate to Taxes).

(f)  Neither Parent nor Merger Sub has any request for a material ruling in respect of Taxes pending between Parent or Merger Sub, on the one hand, and any Tax authority, on the other hand.

(g)  Neither Parent nor Merger Sub has within the last five (5) years or in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h)  Neither Parent nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 5.16  Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE American under the symbol “NBA.U.” The issued and outstanding shares of Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE American under the symbol “NBA”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE American under the symbol “NBA WS”. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened in writing against Parent by NYSE American or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Common Stock, or Parent Warrants or terminate the listing of Parent on NYSE American. None of Parent or any of its affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the shares of Parent Common Stock, or the Parent Warrants under the Exchange Act.

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Section 5.17  Certain Business Practices. Since August 20, 2020, none of Parent, Merger Sub or, to the knowledge of Parent, any directors or officers, agents or employees of Parent or Merger Sub, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, Sections 291 and 291A of the Israeli Penal Law, 1977, or any other applicable anti-corruption or anti-bribery Law; or (c) made any payment in the nature of criminal bribery.

Section 5.18  Investment Company Act. Neither Parent nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.19  Parent’s and Merger Sub’s Investigation and Reliance. Each of Parent and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company, the Company Subsidiaries and the Transactions, which investigation, review and analysis were conducted by Parent and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. Parent, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiaries and other information that they have requested in connection with their investigation of the Company, the Company Subsidiaries and the Transactions. Neither Parent nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company, any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to Parent, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Parent or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company or any of the Company Subsidiaries.

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Article VI.

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01  Conduct of Business by the Company Pending the Merger.

(a)  The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, (3) for the Disposal of Dense Air, or (4) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) actions taken reasonably and in good faith to respond to COVID-19 or COVID-19 Measures), unless Parent shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i)  the Company shall, and shall cause the Company Subsidiaries to, conduct their business in the ordinary course of business and in a manner consistent with past practice; and

(ii)   the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and key consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, Suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b)  By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, (3) for the Disposal of Dense Air, or (4) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) actions taken reasonably and in good faith to respond to COVID-19 or COVID-19 Measures), the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii)  form or create any subsidiaries;

(iii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary, except for the issuance of Company Capital Stock upon the exercise or settlement of Company Options or Company Warrants (to the extent such Company Options were granted, or Company Warrants were issued, prior to the date of this Agreement), including pursuant to the Net Exercise, or upon the conversion of Company Capital Stock issued prior to the date of this Agreement in accordance with the Company Certificate of Incorporation, including pursuant to the Conversion;

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(iv)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(v)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(vi)  acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division;

(vii)   incur any Indebtedness in excess of $1,000,000 in the aggregate, except for the (x) capitalization of interest on Indebtedness outstanding as of the date of this Agreement or that is incurred after the date of this Agreement in accordance with this Section 6.01(b)(vii)(x) and (y) the Proposed Amendment (as defined in the Lender Consent Letter); provided that the Company’s entrance into the Proposed Amendment shall not result in any increase to the aggregate Indebtedness of the Company and the Company Subsidiaries outstanding as of the date of this Agreement;

(viii)  (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company as of the date of this Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) materially amend any existing Service Agreement or enter into any new, or materially amend any existing, severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant or (D) hire, or otherwise enter into any new Service Agreement or similar arrangement with, any person or terminate (other than for cause) any director, officer, employee or consultant who is or reports directly to an executive officer of the Company;

(ix)  other than as required by applicable Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule, grant any severance or termination pay to, any director or officer of the Company or of any Company Subsidiary;

(x)  adopt, amend or terminate any Plan except (x) as may be required by applicable Law or as necessary in order to consummate the Transactions or (y) in the event of annual renewals of health and welfare programs;

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(xi)  make or change any material Tax election, change any Tax accounting method, amend a material Tax Return or settle or compromise any material United States federal, state, local or foreign income Tax liability or Tax credits;

(xii)   materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, except in the ordinary course of business;

(xiii)  intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company IP;

(xiv)  liquidate, dissolve, reorganize or otherwise wind up the business and operations of the Company or any Company Subsidiary; or

(xv)   enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.02  Conduct of Business by Parent and Merger Sub Pending the Merger. Except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements), or (2) required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) actions taken reasonably and in good faith to respond to COVID-19 or COVID-19 Measures), Parent agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Parent and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as (A) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements), or in connection with the terms and conditions of, any Subscription Agreement, or (B) required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority and (y) actions taken reasonably and in good faith to respond to COVID-19 or COVID-19 Measures), neither Parent nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)  amend or otherwise change the Parent Organizational Documents or the Merger Sub Organizational Documents or form or create any subsidiary;

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(b)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the Parent Organizational Documents;

(c)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Parent Common Stock or Parent Warrants except for redemptions from the Trust Fund that are required pursuant to the Parent Organizational Documents;

(d)  issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Parent or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Parent or Merger Sub;

(e)  acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f)  incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;

(g)  make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h)  make or change any material Tax election, change any Tax accounting method, amend a material Tax Return or settle or compromise any material United States federal, state, local or foreign income Tax liability or Tax credits;

(i)  liquidate, dissolve, reorganize or otherwise wind up the business and operations of Parent or Merger Sub;

(j)  amend the Trust Agreement or any other agreement related to the Trust Account; or

(k)  enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

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Section 6.03  Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and Parent on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver and the first sentence of this Section 6.03 will not limit or prohibit the Company from pursuing a claim against Parent, Merger Sub or any other person (a) for legal relief against monies or other assets of Parent or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against Parent (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and Parent consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Parent shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event Parent prevails in such action or proceeding.

Article VII.

ADDITIONAL AGREEMENTS

Section 7.01  Proxy Statement; Registration Statement.

(a)  As promptly as practicable after the execution of this Agreement and receipt of the PCAOB Audited Financials, (i) Parent and the Company shall prepare and Parent shall file with the SEC a joint consent solicitation/proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of Parent and to the stockholders of the Company relating to (A) with respect to the Company’s stockholders, the action to be taken by certain stockholders of the Company pursuant to the Written Consent and (B) with respect to Parent’s stockholders, the special meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”) to be held to consider approval and adoption of (1) this Agreement and the Merger, (2) the issuance of Parent Common Stock and New Parent Warrants as contemplated by this Agreement, (3) the second amended and restated Parent Certificate of Incorporation as set forth on Exhibit D, (4) the Stock Incentive Plan and (5) any other proposals the parties deem necessary or advisable to effectuate the Transactions (collectively, the “Parent Proposals”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock and New Parent Warrants to be issued to the stockholders of the Company (including the holders of Company Preferred Stock issued pursuant to the Net Exercise) pursuant to this Agreement. Parent and the Company each shall use their reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Proxy Statement and the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing with the SEC and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock and New Parent Warrants, in each case to be issued or issuable to the stockholders of the Company (including the holders of Company Preferred Stock issued pursuant to the Net Exercise) pursuant to this Agreement. As promptly as practicable after the effective time of the Registration Statement, each of the Company and Parent shall mail the Proxy Statement to their respective stockholders. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

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(b)  No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Parent and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock or New Parent Warrants to be issued or issuable to the stockholders of the Company (including the holders of Company Preferred Stock issued pursuant to the Net Exercise) in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information. Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), any response to comments of the SEC or its staff with respect to the Proxy Statement or the Registration Statement and any amendment to the Proxy Statement or the Registration Statement filed in response thereto.

(c)  Parent represents that the information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent and the Company, (iii) the time of the Parent Stockholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d)  The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent and the Company, (iii) the time of the Parent Stockholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

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Section 7.02  Parent Stockholders’ Meetings; and Merger Sub Stockholder’s Approval.

(a)  Parent shall call and hold the Parent Stockholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Parent Proposals, and Parent shall use its reasonable best efforts to hold the Parent Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than 30 days after the date on which the Proxy Statement is mailed to stockholders of Parent). Parent shall use its reasonable best efforts to obtain the approval of the Parent Proposals at the Parent Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Parent Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders. The Parent Board shall recommend to its stockholders that they approve the Parent Proposals and shall include such recommendation in the Proxy Statement.

(b)  Immediately following the execution of this Agreement, Parent shall approve and adopt this Agreement and approve the Merger and the other Transactions, as the sole stockholder of Merger Sub.

Section 7.03  Company Stockholders’ Written Consent. Upon the terms set forth in this Agreement, the Company shall submit the approval and adoption of this Agreement and the Merger and all of the other Transactions for action by consent in lieu of a meeting of stockholders, which such consent is intended to constitute the Company Stockholder Approval (upon execution and delivery thereof by the relevant stockholders of the Company) and shall be in such form and substance as shall be reasonably acceptable to Parent (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within forty-eight (48) hours after the Registration Statement becomes effective (it being agreed that the approval and adoption of this Agreement and the Merger and all of the other Transactions shall be submitted to the Company’s stockholders even if there shall have been a Company Adverse Recommendation Change, unless this Agreement has been earlier terminated in accordance with Article IX). Promptly after the receipt of the Written Consent and no later than ten (10) days after the Effective Time, the Company, as the Surviving Corporation, shall mail to former holders of Company Capital Stock who have not voted in favor of the Merger nor consented thereto in writing a written notice setting forth all the information and disclosure required to be provided (a) in order to constitute a notice of appraisal rights pursuant to Section 262 of DGCL and (b) in order to constitute a notice of the taking of corporate action pursuant to Section 228 of DGCL.

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Section 7.04  Access to Information; Confidentiality.

(a)  From the date of this Agreement until the Effective Time or the earlier termination of this Agreement in accordance with Article IX, the Company and Parent shall (and shall cause their respective subsidiaries and instruct their respective Representatives to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, “Representatives”)) reasonable access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; provided, however, that such access shall not unreasonably interfere with the business and operations of the Company or Parent and neither the Company nor Parent shall be required to permit the other to conduct any Phase I or Phase II environmental site assessments or any other environmental sampling or analysis; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, but without limiting the Company’s obligations under Section 7.08, neither the Company nor Parent shall be required to provide access to or disclose information to the extent such party has been advised by legal counsel that the access or disclosure would (x) violate its obligations of confidentiality or similar legal restrictions with respect to such information, (y) jeopardize the protection of attorney-client privilege or (z) contravene applicable Law, including any COVID-19 Measures (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such violation, jeopardy or contravention).

(b)  All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Non-Disclosure Agreement, dated December 15, 2020 (the “Confidentiality Agreement”), between Parent and the Company.

(c)  Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

Section 7.05  Company Solicitation; Change in Recommendation.

(a)  From and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article IX, except as specifically permitted by this Section 7.05, the Company shall not and shall direct each Company Subsidiary and the Representatives of the Company and the Company Subsidiaries not to, (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information), directly or indirectly, whether publicly or otherwise, any inquiries, offers or proposals with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to or furnish non-public information regarding, the Company’s or any Company Subsidiary’s properties, assets, personnel, books or records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in or maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other communications that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any Company Subsidiary, except solely to the extent necessary to permit the person otherwise covered by such standstill or similar obligation to submit a Company Acquisition Proposal to the Company Board on a confidential basis and solely to the extent that the Board reasonably determines that failure to grant such waiver or release would result in a breach of the Company Board’s fiduciary duties under applicable Law, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement, arrangement or understanding, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, business combination agreement, transaction agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with Section 7.05(e) (each, a “Company Acquisition Agreement”), or any proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing actions or otherwise authorize or permit any of its Representatives to take any such action. Notwithstanding anything in this Section 7.05 to the contrary, the Company may inform any person or “group” (as defined in the Exchange Act) making an unsolicited proposal regarding a Company Acquisition Proposal (or an inquiry, proposal or offer or other communication that would reasonably be expected to lead to a Company Acquisition Proposal) of the terms of this Section 7.05 and may contact any person or “group” (as defined in the Exchange Act) making an unsolicited Company Acquisition Proposal (or an inquiry, proposal or offer or other communication that would reasonably be expected to lead to a Company Acquisition Proposal) solely to clarify the terms thereof.

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(b)  The Company shall and shall instruct and cause each Company Subsidiary and the Representatives of the Company and the Company Subsidiaries, to immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal, and the Company acknowledges that any action taken by it, any Company Subsidiary or any Representative of the Company or any Company Subsidiary in violation of the restrictions set forth in Section 7.05(a), whether or not such Company Subsidiary or Representative is purporting to act on the Company’s behalf, shall be deemed to constitute a breach of Section 7.05(a) by the Company.

(c)  The Company shall, promptly after the date hereof, request each person (other than the parties hereto and their respective Representatives) that has within the twenty-four (24)-month period prior to the date hereof executed a confidentiality agreement in connection with such person’s consideration of acquiring all or any significant portion of the Company or any Company Subsidiary (or the respective businesses thereof) to return or destroy all Confidential Information furnished to such person by or on behalf of it or any of the Company Subsidiaries prior to the date hereof.

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(d)  From and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article IX, the Company shall promptly notify Parent (and in any event within twenty-four (24) hours) of the receipt of (i) any Company Acquisition Proposal, (ii) any inquiry, proposal, offer or other communication that could reasonably be expected to lead to any Company Acquisition Proposal, and (iii) any request for non-public information relating to the Company or any Company Subsidiary or for access to the properties, assets, personnel, books or records or any Confidential Information or data of the Company or any Company Subsidiary by any person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub, their respective affiliates or their respective Representatives), which notice shall identify the person or “group” making such Company Acquisition Proposal, inquiry, proposal, offer, other communication or request and include a summary of the material terms and conditions of any Company Acquisition Proposal (and, if available, a copy of any Company Acquisition Proposal). Thereafter, the Company shall keep Parent reasonably informed, on a prompt basis, of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Acquisition Proposal, inquiry, proposal, offer or other communication.

(e)  Subject to the Company’s compliance with the other provisions of this Section 7.05, nothing in this Agreement shall prevent the Company from, prior to the receipt of the Company Stockholder Approval, (i) participating in negotiations or discussions with or (ii) providing access to or furnishing non-public information regarding, the Company’s or any Company Subsidiary’s properties, assets, personnel, books or records or any Confidential Information or data to, any person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub, their respective affiliates or their respective Representatives) that has made (and not withdrawn) a written, bona fide and unsolicited Company Acquisition Proposal that the Company Board reasonably determines in good faith, after consultation with outside legal counsel and its outside financial advisor, constitutes or would reasonably be expected to result in a Company Superior Proposal and that the failure to take such action would result in a breach of the Company Board’s fiduciary duties under applicable Law; provided that the Company (A) causes such person or “group”, to the extent not already a party to an Acceptable Confidentiality Agreement with a remaining term of at least two (2) years, to execute and deliver to the Company an Acceptable Confidentiality Agreement (a copy of which shall be promptly (in all events within twenty-four (24) hours) provided to Parent), (B) promptly (in all events within twenty-four (24) hours) notifies Parent of the taking of any action pursuant to this Section 7.05(e) and any other information with respect thereto not already provided to Parent pursuant to Section 7.05(d), and (C) provides to Parent any material non-public information that is provided to any such person or “group” which has not previously been provided to Parent.

(f)  Except as specifically permitted by this Section 7.05, neither the Company Board nor any committee thereof shall (i)(A) change, withdraw, withhold, amend, modify or qualify, or publicly propose to change, withdraw, withhold, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of the Company, any Company Acquisition Proposal, (ii) make any public statement inconsistent with the Company Board Recommendation, (iii) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”), or (iv) authorize, cause or permit the Company or any of the Company Subsidiaries or any of their respective Representatives to enter into a Company Acquisition Agreement.

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(g)  Notwithstanding Section 7.05(f), but subject to the Company’s compliance with the other provisions of this Section 7.05, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 9.01(i) to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal if (and only if) the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and its outside financial advisor, that the failure to take such action would result in a breach of the Company Board’s fiduciary duties under applicable Law, and that the Company has received a Company Superior Proposal; provided, however, that prior to taking such action, (i) the Company notifies Parent in writing, at least four (4) Business Days before taking such action (a “Company Notice Period”), of its intention to take such action, which notice shall (A) state expressly that the Company has received a Company Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change or the Company intends to terminate this Agreement pursuant to Section 9.01(i) to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal and (B) include a copy of the most current version of the Company Acquisition Agreement relating to such Company Superior Proposal (which version shall be updated on a prompt basis), and a description of any financing commitments relating thereto, (ii) the Company, the Company Subsidiaries and the Company’s and the Company Subsidiaries’ Representatives, upon Parent’s request, negotiate, during such Company Notice Period (it being agreed that in the event that, after commencement of a Company Notice Period, there is any material revision to the terms of a Company Superior Proposal, including any revision in price, such Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in such Company Notice Period subsequent to the time the Company notifies Parent of any such material revision or change (it being understood that there may be multiple extensions)), with Parent in good faith in respect of adjustments in the terms and conditions of this Agreement in furtherance of obviating the need for a Company Adverse Recommendation Change or termination of this Agreement pursuant to Section 9.01(i) for the Company to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal, and (iii) following the end of such Company Notice Period (as the same may be extended as provided above) the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and outside financial advisors, that the failure to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(i) to enter into a Company Acquisition Agreement would result in a breach of the Company Board’s fiduciary duties under applicable Law, and the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and outside financial advisors, that such Company Superior Proposal continues to constitute a Company Superior Proposal after taking into account any adjustments made by Parent during such Company Notice Period in the terms and conditions of this Agreement. In addition and notwithstanding anything else contained herein, concurrently with any termination of this Agreement pursuant to Section 9.01(i), the Company shall enter into a Company Acquisition Agreement providing for the implementation of a Company Superior Proposal that has been, subject to compliance with the terms of this Agreement, duly authorized by the Company Board and pay the Termination Fee pursuant to Section 9.03(a).

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(h)  Subject to the Company’s compliance with the other provisions of this Section 7.05, if at any time prior to the receipt of the Company Stockholder Approval the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and its outside financial advisor, that an Intervening Event has occurred and that the failure to make a Company Adverse Recommendation Change in response to such Intervening Event would result in a breach of its fiduciary duties under applicable Law, the Company Board may make a Company Adverse Recommendation Change; provided, however, that prior to making such a Company Adverse Recommendation Change, (i) the Company notifies Parent in writing, at least four (4) Business Days before making such Company Adverse Recommendation Change (an “Intervening Event Notice Period”), of the Company Board’s intention to make such a Company Adverse Recommendation Change, which notice shall (A) state expressly that an Intervening Event has occurred and that the Company Board intends to make a Company Adverse Recommendation Change and (B) include a summary of the Intervening Event containing the material facts and circumstances underlying the Company Board’s determination that an Intervening Event has occurred, (ii) the Company, the Company Subsidiaries and the Company’s and the Company Subsidiaries’ Representatives, upon Parent’s request, negotiate, during such Intervening Event Notice Period (it being agreed that in the event that, after commencement of a Company Notice Period, there is any material development with respect to an Intervening Event, the Intervening Event Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Intervening Event Notice Period subsequent to the time the Company notifies Parent of any such material development (it being understood that there may be multiple extensions)), with Parent in good faith in respect of adjustments in the terms and conditions of this Agreement in furtherance of obviating the need for a Company Adverse Recommendation Change, and (iii) following the end of such Intervening Event Notice Period (as the same may be extended as provided above) the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and its outside financial advisor, that the failure to make a Company Adverse Recommendation Change would result in a breach of the Company Board’s fiduciary duties under applicable Law.

Section 7.06  Employee Benefits Matters.

(a)  Parent shall, or shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to provide the employees of the Company and the Company Subsidiaries who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation, Parent or any of their respective subsidiaries (including any employee benefit plan as defined in Section 3(3) of ERISA and any vacation or other paid time-off program or policy) for service accrued or deemed accrued prior to the Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by the Surviving Corporation, Parent or any of their respective subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

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(b)  The provisions of this Section 7.06 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, Parent, the Surviving Corporation and each of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

Section 7.07  Directors’ and Officers’ Indemnification.

(a)  The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the certificate of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law.

(b)  Each of Parent and the Surviving Corporation shall purchase (which shall be paid for in full by the Surviving Corporation) and have in place at the Closing a “tail” or “runoff” policy (the “D&O Tail Policies”) providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by Parent or the Company, respectively, as of the Closing with respect to matters occurring prior to the Effective Time. The D&O Tail Policies shall provide for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the applicable policy in effect immediately prior to the Effective Time for the benefit of Parent’s and the Company’s directors and officers, and shall remain in effect for the six (6) year period following the Closing.

(c)  If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume or otherwise be bound by all of the obligations of Parent or the Surviving Corporation, as the case may be, set forth in this Section 7.07.

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Section 7.08  Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail. No notification given by the Company or Parent under this Section 7.08 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company, Parent or Merger Sub contained in this Agreement. The failure by the Company or Parent to give notice under this Section 7.08 shall not be deemed to be a breach under this Section 7.08, unless such breach is knowing.

Section 7.09  Further Action; Reasonable Best Efforts.

(a)  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with Parent, Merger Sub, the Company and the Company Subsidiaries necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b)  Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

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Section 7.10  Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of NYSE American or the New York Stock Exchange, each of Parent and the Company shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed); provided, however, that each of Parent and the Company may make any such announcement or other communication (a) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing party shall, to the fullest extent permitted by applicable Law, first allow the other party to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith, (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 7.10, and (c) to Governmental Authorities or contractual counterparties in connection with any consents, approvals and authorizations required to be made under this Agreement or in connection with the Transactions. Furthermore, nothing contained in this Section 7.10 shall (i) require the Company to consult with or obtain the consent of Parent before making any public statement solely to the extent related to a Company Adverse Recommendation Change effected in accordance with Section 7.05 or (ii) prevent Parent or the Company or their respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

Section 7.11  Tax Matters.

(a)  Parent and the Company intend that, for United States federal income Tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Parent and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the Company or Parent knows of any fact or circumstance, or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations. The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, including providing factual support letters. This Section 7.11(a) shall survive the Closing until sixty (60) days following the expiration of any applicable statute of limitations.

(b)  As promptly as practicable after the execution of this Agreement, the Company, in coordination with Parent, shall prepare and file with the ITA an application in form and substance reasonably acceptable to Parent for a ruling requesting that the ITA determine that the exchange of Company 102 Shares for Parent Common Stock and New Parent Warrants and exchange of Company 102 Options for Exchanged Options shall not constitute a taxable event and that tax continuity shall apply to the Parent Common Stock and Exchanged Options and that no tax withholding shall be due upon Closing with respect to the Company 102 Shares and Company 102 Options (the “Option Tax Ruling”).

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(c)  Each of Parent and the Company shall cooperate and use their respective reasonable best efforts to obtain any Tax opinions required to be filed with the SEC in connection with the Registration Statement, including by delivering to the applicable legal counsel the Parent Tax Certificate and the Company Tax Certificate, as applicable, and to reaffirm the validity of the representations set forth in the Parent Tax Certificate and the Company Tax Certificate, as applicable, as of the Closing.

Section 7.12  Stock Exchange Listing.

(a)  Parent will use its reasonable best efforts to cause the Merger Consideration issued in connection with the Transactions to be approved for listing on NYSE American or the New York Stock Exchange at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to keep the Parent Units, Parent Common Stock and Parent Warrants listed for trading on NYSE American.

(b)  Prior to the Closing, Parent shall apply for a mutually agreed upon new ticker symbol with NYSE American or the New York Stock Exchange that reflects the name “Airspan Networks Holdings Inc.” contingent on the Parent Proposals having been approved and adopted by the requisite affirmative vote of the stockholders of Parent in accordance with the Proxy Statement, the DGCL, the Parent Organizational Documents and the rules and regulations of NYSE American.

Section 7.13  Antitrust.

(a)  To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly (and in connection with any required filings under the HSR Act, no later than ten (10) Business Days after the date of this Agreement) make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

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(b)  Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication (other than any communication or portion of a communication that discloses confidential information that the disclosing party is not permitted, under applicable Law or contract, to disclose to the other party) given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority.

(c)  No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 7.14  CFIUS. The parties have mutually determined that they will not submit a filing or declaration to the Committee on Foreign Investment in the United States (“CFIUS”), under Section 721 of the United States Defense Production Act of 1950, as amended, and implementing regulations at 31 C.F.R. Part 800, 31 C.F.R. Part 801, and 31 C.F.R. Part 802, as amended, based on their mutual agreement that no such filing or declaration is necessary with respect to the Transactions. If CFIUS directs the parties to submit a filing, the parties agree to as promptly as practicable supply any additional information and documentary material that may be requested by CFIUS in the form of a formal filing and any subsequent requests for information, and to take all other reasonably necessary, proper or advisable steps to seek expeditious conclusion of the CFIUS review process.

Section 7.15  FCC. As promptly as practicable (but in no event later than ten (10) days after the date of this Agreement), Parent and the Company shall jointly cause the appropriate FCC forms seeking FCC consent for the transfer of control of the FCC Licenses set forth in Section 4.06 of the Company Disclosure Schedule from Company to Parent to be filed with the FCC (“FCC Transfer of Control Applications”). The Company and Parent shall cooperate and use their respective reasonable best efforts to prosecute the FCC applications to a favorable conclusion. The Company and Parent shall, as promptly as practicable, comply with any request by the FCC for additional information and documents in connection with the transfer of control of the FCC Licenses to Parent and shall otherwise reasonably cooperate with each other in connection with the transfer of control of the FCC Licenses by the Company to Parent. Until the transfer of control of the FCC Licenses has been approved by the FCC, the Company and Parent shall (a) inform each other promptly of any communication made by or on behalf of such party to (including permitting the other party to review such communication in advance), or received from, the FCC with respect to the FCC Licenses and (b) keep each other timely appraised of the status of any communications with, and any inquiries or requests for additional information from, the FCC with respect to the FCC Licenses and shall comply promptly with any such inquiry or request with respect to the FCC Licenses. Parent shall be responsible for the payment of any fees required to be paid by the FCC in connection with the filing of the FCC Transfer of Control Applications and any other documents that are required to be filed with the FCC in connection with the transfer of control of the FCC Licenses by the Company to Parent. Parent shall file a notice of consummation with the FCC within thirty (30) days of the Closing Date.

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Section 7.16  PCAOB Audited Financials. The Company shall use reasonable best efforts to deliver true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019 and December 31, 2020, and the audited consolidated statements of income and cash flows of the Company and the Company Subsidiaries for the years ended December 31, 2018, December 31, 2019, and December 31, 2020, each audited in accordance with the auditing standards of the PCAOB, together with an unqualified (except with respect to material weaknesses) audit report thereon from the auditor (collectively, the “PCAOB Audited Financials”) not later than thirty (30) days from the date hereof.

Section 7.17  Exclusivity. From and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article IX, to the extent not reasonably expected to be inconsistent with the fiduciary duties of the Parent Board under applicable Law, Parent shall not take, and shall cause each of its affiliates and Representatives not to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or knowingly encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company, its stockholders or any of their affiliates or Representatives), concerning, relating to or which is intended or would reasonably be expected to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective affiliates and Representatives. Parent shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date hereof with respect to, or which would reasonably be expected to give rise to or result in, a Business Combination Proposal. From and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article IX, Parent shall promptly notify the Company (and in any event within twenty-four (24) hours) of the receipt of (a) any Business Combination Proposal or (b) any offer, inquiry, proposal or indication of interest that would reasonably be expected to lead to any Business Combination Proposal, which notice shall include a summary of the material terms and conditions of any Business Combination Proposal (and, if available, a copy of any Business Combination Proposal (redacted as necessary to exclude the identity of the party making such Business Combination Proposal)).

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Section 7.18  Trust Account. As of the Effective Time, the obligations of Parent to dissolve or liquidate within a specified time period as contained in Parent’s Certificate of Incorporation will be terminated and Parent shall have no obligation whatsoever to dissolve and liquidate the assets of Parent by reason of the consummation of the Merger or otherwise, and no stockholder of Parent shall be entitled to receive any amount from the Trust Account. At least forty-eight (48) hours prior to the Effective Time, Parent shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time, and the Trustee shall thereupon be obligated, to transfer all funds held in the Trust Account to Parent (to be held as available cash on the balance sheet of Parent, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Section 7.19  Stock Incentive Plan. Parent shall include a proposal in the Proxy Statement to approve a new equity incentive plan (the “Stock Incentive Plan”), to be effective as of the Effective Time, which shall be in such form as the Company and Parent shall mutually determine and which shall provide for an aggregate share reserve thereunder equal to the sum of (a) five million fifty thousand (5,050,000) shares of Parent Common Stock, one million seven hundred fifty thousand (1,750,000) of which shall be reserved for issuance upon the vesting of the MIP RSU Consideration, and (b) the Company Equity Plan Unallocated Pool as of the Effective Time.

Section 7.20  Leakage. The Company covenants and agrees that (a) there shall be no Leakage prior to the Closing and (b) no arrangements or agreements shall be made that would reasonably be expected to result in any Leakage prior to the Closing, in each case other than Permitted Leakage. The Company shall notify Parent in writing promptly after becoming aware of anything which would constitute a breach of this Section 7.20 (including the specific amount of any Leakage, if known, or a reasonable estimate thereof).

Article VIII.

CONDITIONS TO THE MERGER

Section 8.01  Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)  Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)  Parent Stockholders’ Approval. The Parent Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of Parent in accordance with the Proxy Statement, the DGCL, the Parent Organizational Documents and the rules and regulations of NYSE American.

(c)  No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(d)  Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

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(e)  Consents. All consents, approvals and authorizations set forth on Section 8.01(e) of the Company Disclosure Schedule shall have been obtained from all Governmental Authorities.

(f)  Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

Section 8.02  Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)  Representations and Warranties. The representations and warranties of the Company contained in Section 4.08(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date. The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to this Agreement) and Section 4.22 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b)  Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)  Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).

(d)  Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

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(e)  Resignation. Other than those persons identified as continuing directors on Exhibit E, all members of the Company Board shall have executed written resignations effective as of the Effective Time.

(f)  Registration Rights and Lock-Up Agreement. All parties to the Registration Rights and Lock-Up Agreement (other than Parent and the holders of equity securities of Parent prior to the Closing contemplated to be party thereto) shall have delivered, or caused to be delivered, to Parent a copy of the Registration Rights and Lock-Up Agreement duly executed by all such parties.

(g)  Stockholders Agreement. All parties to the Stockholders Agreement (other than Parent and Sponsor) shall have delivered, or caused to be delivered, to Parent a copy of the Stockholders Agreement duly executed by all such parties.

(h)  FIRPTA Tax Certificates. On or prior to the Closing, the Company shall have delivered to Parent a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Parent with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

(i)  Payment Spreadsheet. The Company shall have delivered to Parent the Payment Spreadsheet in accordance with Section 3.01(a).

(j)  MIP Termination and Consents. The Company shall have delivered to Parent (i) a consent executed by each MIP Participant with respect to its MIP Consideration which shall include an acknowledgement that such MIP Participant will be receiving both cash and securities in settlement of amounts payable thereunder and that such MIP Participant will not be entitled to any other amounts under the MIP, other than the MIP Consideration, and (ii) evidence of termination of the MIP, effective as of the Effective Time.

Section 8.03  Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)  Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Section 5.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date. The representations and warranties of Parent and Merger Sub contained in Section 5.01 (Corporation Organization), Section 5.04 (Authority Relative to this Agreement) and Section 5.12 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date. The representations and warranties of Parent and Merger Sub contained in Section 5.03 (Capitalization) shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date. All other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Parent Material Adverse Effect.

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(b)  Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)  Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(d).

(d)  Material Adverse Effect. No Parent Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e)  Stock Exchange Listing. The shares of Parent Common Stock (i) constituting the aggregate Merger Consideration and (ii) to be issued in connection with the transactions contemplated by the Subscription Agreements, shall have been approved for listing on NYSE American or the New York Stock Exchange, subject to notice of official issuance.

(f)  Registration Rights and Lock-Up Agreement. Parent and the holders of equity securities of Parent prior to the Closing contemplated to be party thereto shall have delivered, or caused to be delivered, to the Company a copy of the Registration Rights and Lock-Up Agreement duly executed by all such parties.

(g)  Stockholders Agreement. Parent and Sponsor shall have delivered, or caused to be delivered, to the Company a copy of the Stockholders Agreement duly executed by each such party.

(h)  Resignations. The officers of Parent and the members of the Parent Board set forth on Schedule C shall have executed written resignations effective as of the Effective Time.

(i)  Available Cash. After giving effect to (i) the exercise of Redemption Rights by holders of the outstanding shares of Parent Common Stock and (ii) the sale and issuance by Parent of Parent Common Stock between the date of this Agreement and the Effective Time, the amount of cash held by Parent in the aggregate, whether in or outside the Trust Account shall be equal to at least $135,000,000.

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Article IX.

TERMINATION, AMENDMENT AND WAIVER

Section 9.01  Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or Parent, as follows:

(a)  by mutual written consent of Parent and the Company;

(b)  by either Parent or the Company if the Effective Time shall not have occurred prior to July 15, 2021 (the “Outside Date”); provided, however, that the Outside Date shall automatically be extended without any further action by any party to August 15, 2021 if the Registration Statement shall not have been declared effective by June 15, 2021; provided; further, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date (as the same may be extended in accordance with this Section 9.01(b));

(c)  by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, including the Merger;

(d)  by either Parent or the Company if any of the Parent Proposals shall fail to receive the requisite vote for approval at the Parent Stockholders’ Meeting or any adjournment thereof;

(e)  by Parent if the Company Board or a committee thereof, prior to obtaining the Company Stockholder Approval, shall have made a Company Adverse Recommendation Change;

(f)  by Parent if the Company shall have failed to deliver the Written Consent to Parent within forty-eight (48) hours after the Registration Statement becomes effective;

(g)  by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that Parent has not waived such Terminating Company Breach and Parent and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 9.01(g) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Parent to the Company;

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(h)  by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating Parent Breach”); provided that the Company has not waived such Terminating Parent Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Parent Breach is curable by Parent or Merger Sub, the Company may not terminate this Agreement under this Section 9.01(h) for so long as Parent and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Parent;

(i)  by the Company, at any time prior to receipt of the Company Stockholder Approval, in connection with entering into a Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.05(g); provided, that prior to or concurrently with such termination the Company pays the Termination Fee due under Section 9.03(a); or

(j)  by Parent if the PCAOB Audited Financials shall not have been delivered to Parent by the Company on or before forty five (45) days from the date of this Agreement.

Section 9.02  Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall, to the fullest extent permitted by applicable Law, forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02, Section 9.03, Article X and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto.

Section 9.03  Termination Fee.

(a)  In the event that:

(i)  this Agreement is terminated by Parent pursuant to Section 9.01(e);

(ii)   (A) a Company Acquisition Proposal shall have been made, proposed or otherwise communicated to the Company after the date of this Agreement but before the date of such termination, (B) this Agreement is terminated by the Company or Parent pursuant to Section 9.01(b) or by Parent pursuant to Section 9.01(f) or Section 9.01(g), and (C) within twelve (12) months following the date on which this Agreement is terminated, the Company enters into a definitive agreement, arrangement or understanding with respect to such Company Acquisition Proposal with the person or all or any part of the “group” (as defined in the Exchange Act) who proposed or otherwise communicated such Company Acquisition Proposal, or on whose behalf such Company Acquisition Proposal was proposed or otherwise communicated; provided, that, for purposes clause (A) of this Section 9.03(a)(ii), the references to “10%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”; or

(iii)  this Agreement is terminated by the Company pursuant to Section 9.01(i);

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then, in any such event, the Company shall pay the Termination Fee to Parent or its designee by wire transfer of same day funds (x) in the case of Section 9.03(a)(i), within two (2) Business Days after such termination, (y) in the case of Section 9.03(a)(ii), upon entry into the definitive agreement, arrangement or understanding with respect to the Company Acquisition Proposal referred to therein and (z) in the case of Section 9.03(a)(iii), simultaneously with or prior to such termination; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

As used herein, “Termination Fee” means twenty-one million dollars ($21,000,000).

(b)  The parties acknowledge and agree that the provisions for payment of the Termination Fee are an integral part of the Transactions and are included herein in order to induce the parties to enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 9.03 and, in order to obtain such payment, Parent commences an Action that results in a judgment against the Company for the Termination Fee or any portion thereof, then the Company shall reimburse Parent for all reasonable costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with such Action.

(c)  In the event that Parent shall actually receive full payment of the Termination Fee, the receipt of the Termination Fee shall be deemed to be liquidated damages and, other than any rights or remedies available to a party under this Agreement due to Fraud, the sole and exclusive remedy of Parent, Merger Sub and their respective affiliates against the Company, the Company Subsidiaries and any of their respective affiliates and the former, current or future equity holders, controlling persons, agents, affiliates, Representatives, members, managers, current and former general and limited partners, stockholders and assignees of each of the Company, the Company Subsidiaries and each of their respective affiliates (collectively, the “Company Related Parties”) in respect of this Agreement and the Transactions, and no Company Related Party shall have any other liability or obligation to Parent, Merger Sub or any other person in connection with this Agreement (and the termination hereof) or the Transactions (and the abandonment thereof). For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance pursuant to Section 10.10 and the payment of the Termination Fee under this Section 9.03, under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance that results in the Closing and any portion of the Termination Fee.

Section 9.04  Expenses. Except as set forth in this Section 9.04 or elsewhere in this Agreement, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that Parent and the Company shall each pay one-half of (a) all expenses relating to all SEC and other regulatory filing fees incurred in connection with the Transactions, (b) the filing fee(s) for the Notification and Report Forms filed under the HSR Act, and (c) the filing fee(s) with respect to the FCC Transfer of Control Applications.

Section 9.05  Amendment. This Agreement may be amended in writing by the parties hereto (by either respective boards of directors) at any time prior to the Effective Time, so long as no amendment that requires stockholder approval under applicable Law shall be made without such approval of those stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

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Section 9.06  Waiver. At any time prior to the Effective Time, (a) Parent may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (iii) waive compliance with any agreement of the Company or any condition to its own obligations contained herein, and (b) the Company may (i) extend the time for the performance of any obligation or other act of Parent or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of Parent or Merger Sub contained herein or in any document delivered by Parent or Merger pursuant hereto and (iii) waive compliance with any agreement of Parent or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X.

GENERAL PROVISIONS

Section 10.01  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Parent or Merger Sub:

New Beginnings Acquisition Corp.
c/o New Beginnings Sponsor, LLC
800 1st Street, Unit 1
Miami, FL 33139
Attention: Michael S. Liebowitz
Email: michael@m2afo.com

with a copy to:

Greenberg Traurig, P.A.
333 SE 2nd Avenue
Suite 4400
Miami, FL 33131
Attention: Alan I. Annex, Esq.; Daniella G. Silberstein, Esq.
Email: annexa@gtlaw.com; silbersteind@gtlaw.com

if to the Company:

Airspan Networks Inc.
777 Yamato Road
Boca Raton, FL 33431
Attention: David Brant, Chief Financial Officer

Email: DBrant@Airspan.com

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with a copy to:

Dorsey & Whitney LLP
51 West 52nd Street
New York, NY 10019
Attention: Ted Farris; Brian R. Rosenau
Email: farris.ted@dorsey.com; rosenau.brian@dorsey.com

Section 10.02  Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) this Article X and (c) any corresponding definitions set forth in Article I.

Section 10.03  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04  Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 10.05  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.07 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and Section 9.03(c) (which is intended to be for the benefit of the Company Related Parties and may be enforced by the Company Related Parties). Notwithstanding the immediately preceding sentence, following the Effective Time, (i) the provisions of Article III relating to the payment of the Merger Consideration shall be enforceable by holders of Company Capital Stock (other than the holders of Company Restricted Stock and the holders of Dissenting Shares), (ii) the provisions of Article III relating to the conversion of Company Options into Exchanged Options shall be enforceable by the holders of Company Options, (iii) the provisions of Article III relating to the conversion of Company Restricted Stock into Exchanged Restricted Stock shall be enforceable by the holders of Company Restricted Stock and (iv) the provisions of Article III relating to the payment of the MIP Consideration shall be enforceable by the MIP Participants.

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Section 10.06  Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement or the Transactions shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. To the fullest extent permitted by applicable Law, the parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement or the Transactions brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. To the fullest extent permitted by applicable Law, each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. To the fullest extent permitted by applicable Law, each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.07  Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of or relating to this Agreement or the Transactions. Each of the parties hereto (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other partIES hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

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Section 10.08  Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.09  Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10  Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

[Signature Page Follows.]

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IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NEW BEGINNINGS ACQUISITION CORP.

By	/s/ Michael S. Liebowitz
Name:	Michael S. Liebowitz
Title:	Chief Executive Officer

ARTEMIS MERGER SUB CORP.

By	/s/ Michael S. Liebowitz
Name:	Michael S. Liebowitz
Title:	President, Secretary and Treasurer

AIRSPAN NETWORKS Inc.

By	/s/ David Brant
Name:	David Brant
Title:	Chief Financial Officer

[Signature Page to Business Combination Agreement]

EXHIBIT A

Registration Rights and Lock-Up Agreement

FORM OF REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [______________], 2021 (the “Effective Date”) by and among:

(i)	Airspan Networks Holdings Inc., a Delaware corporation f/k/a New Beginnings Acquisition Corp. (the “Company”);

(ii)	New Beginnings Sponsor, LLC, a Delaware limited liability company (the “Sponsor”);

(iii)	the undersigned parties listed under Sponsor Holders on the signature pages hereto (collectively with the Sponsor, the “Sponsor Holders”); and

(iv)	the undersigned parties listed under Legacy Airspan Holders on the signature pages hereto (collectively, the “Legacy Airspan Holders” and, together with the Sponsor Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each individually a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor Holders are parties to that certain Registration Rights Agreement, dated as of October 29, 2020 (the “Prior Agreement”);

WHEREAS, the Company, Airspan Networks Inc., a Delaware corporation (“Legacy Airspan”), and Artemis Merger Sub Corp., a Delaware corporation (“Merger Sub”), are party to that certain Business Combination Agreement, dated as of March 8, 2021 (the “Business Combination Agreement”), pursuant to which, on the Effective Date, Merger Sub will merge (the “Merger”) with and into Legacy Airspan, with Legacy Airspan surviving the Merger as a wholly-owned subsidiary of the Company;

WHEREAS, the Legacy Airspan Holders are receiving shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and warrants exercisable for Common Stock (the “New Seller Warrants”) on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, on October 29, 2020, the Company and the Sponsor entered into that certain Private Placement Unit Purchase Agreement, pursuant to which the Sponsor agreed to purchase an aggregate of 500,000 units, each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Private Placement Units”), in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering. On November 9, 2020 and November 12, 2020, the Sponsor purchased 30,000 and 15,000 additional Private Placement Units, respectively, in private placement transactions occurring simultaneously with the closing of the underwriters’ over-allotment option;

WHEREAS, in addition to the Private Placement Units, the Sponsor owns, in the aggregate, 2,821,000 shares (the “Founder Shares”) of Common Stock;

WHEREAS, in order to finance the Company’s transaction costs in connection with an intended initial Business Combination (as defined below) the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may loan to the Company funds as the Company may require, of which up to $1,500,000 of such loans may be convertible into units, each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (“Working Capital Units”) at a price of $10.00 per unit; and

WHEREAS, in connection with the consummation of the Merger, the parties to the Prior Agreement desire to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

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Article I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or any principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Blackout Period” shall have the meaning given in subsection 2.4.

“Business Combination” shall mean any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, involving the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Combination Securities” shall mean the Common Stock and New Seller Warrants (and any shares of Common Stock issued or issuable upon the exercise of the New Seller Warrants) received by Legacy Airspan Holders as consideration in the Merger.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Excluded Registration” shall mean a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iv) in which the offering solely consists of debt that is convertible into equity securities of the Company or (v) for a dividend reinvestment plan.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Filing Deadline” shall have the meaning given in subsection 2.1.1.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto.

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“Founder Shares Lock-Up Period” shall mean, with respect to the Founder Shares, the period ending on the earlier of (a) one year after the date of the consummation of the Merger and (b) subsequent to the completion of the Merger, (x) if the last reported sale price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Merger or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the Merger that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

“Holders” shall have the meaning given in the Preamble.

“Insider Letter” shall mean that certain letter agreement, dated as of October 29, 2020, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees.

“Legacy Airspan” shall have the meaning given in the Recitals hereto.

“Legacy Airspan Holders” shall have the meaning given in the Preamble.

“Legacy Airspan Lock-Up Period” shall mean, with respect to any shares of Common Stock or New Seller Warrants (and any shares of Common Stock issued or issuable upon the exercise of the New Seller Warrants) received by Legacy Airspan Holders as consideration in the Merger that are held by the Legacy Airspan Holders or their Permitted Transferees, the period ending on the earliest of: (i) the date that is six months after the closing of the Merger; (ii) the first date on which the last reported sale price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Merger; or (iii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the Merger that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

“Lock-Up Periods” shall mean the Founder Shares Lock-Up Period, the Legacy Airspan Lock-Up Period and the Private Placement Lock-Up Period.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“New Seller Warrants” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-Up Period, the Legacy Airspan Lock-Up Period or Private Placement Lock-Up Period, as the case may be, under this Agreement, the Insider Letter, the Sponsor Support Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Private Placement Lock-Up Period” shall mean, with respect to Private Placement Units that are held by the initial purchasers of such Private Placement Units or their Permitted Transferees, and any of the securities underlying the Private Placement Units, including the Private Placement Shares, the Private Placement Warrants and any of the shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants, that are held by the initial purchasers of the Private Placement Units or their Permitted Transferees, the period ending 30 days after the completion of the Merger.

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“Private Placement Shares” shall mean the shares of Common Stock comprising the Private Placement Units.

“Private Placement Units” shall have the meaning given in the Recitals hereto.

“Private Placement Warrants” shall mean the warrants comprising the Private Placement Units.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares, (b) the Private Placement Units (including the Private Placement Shares, the Private Placement Warrants and the Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) the New Seller Warrants and the Common Stock issued or issuable upon the exercise of any New Seller Warrants, (d) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, after giving effect to the Merger, (e) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any Working Capital Units, and (f) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or book entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

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“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Rule 415” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Holders” shall have the meaning given in the Preamble.

“Sponsor Support Agreement” shall mean that certain letter agreement, dated as of March 8, 2021, by and between the Company and the Sponsor.

“Subscription Agreements” shall mean those certain subscription agreements the Company entered into with certain investors pursuant to which such investors purchased shares of Common Stock in connection with the consummation of the transactions contemplated in the Business Combination Agreement.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Working Capital Units” shall have the meaning given in the Recitals hereto.

Article II
REGISTRATIONS

2.1 Shelf Registration.

2.1.1 Initial Registration. The Company shall, as promptly as reasonably practicable, but in no event later than thirty (30) calendar days after the date of this Agreement (the “Filing Deadline”), file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders (and certain other outstanding equity securities of the Company) from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as promptly as reasonably practicable after the filing thereof, but in no event later than the earlier of (i) the 90th calendar day following the Filing Deadline if the Commission notifies the Company that it will “review” the Registration Statement, and (ii) the 5th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed,” or will not be subject to further review. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) or, if Form S-3 is not then available to the Company, on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested prior to effectiveness by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its reasonable best efforts to convert the Form S-1 Shelf to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

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2.1.2 Form S-3 Shelf. If the Company files a Form S-3 Shelf and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its reasonable best efforts to file a Form S-1 Shelf as promptly as reasonably practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as reasonably practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”), provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $50,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event less than $10,000,000 in aggregate gross proceeds. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within five (5) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the Pro Rata calculations in Section 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the initiating Holders with written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities. The Legacy Airspan Holders, on the one hand, and the Sponsor Holders, on the other hand, may each demand not more than two (2) Shelf Underwritten Offerings pursuant to this subsection 2.1.3 in any twelve (12)-month period.

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2.1.4 Holder Information Required for Participation in Shelf Registration. At least ten (10) business days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use reasonable best efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth (5th) business day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.4 and Section 2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 covering Registrable Securities, (a) the Sponsor Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Sponsor Holders or (b) the Legacy Airspan Holders of at least a majority of the Registrable Securities held by the Legacy Airspan Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall file, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, a Form S-3 Shelf or, if Form S-3 is not then available to the Company, a Form S-1 Shelf covering all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration and shall use reasonable best efforts to cause such Registration Statement to become effective as promptly as practicable after filing. Under no circumstances shall the Company be obligated to effect (x) more than an aggregate of three (3) Registrations pursuant to a Demand Registration by the Sponsor Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such Sponsor Holders or (y) more than an aggregate of three (3) Registrations pursuant to a Demand Registration by the Legacy Airspan Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such Legacy Airspan Holders; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

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2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders (if any) have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration or Shelf Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to its withdrawal under this subsection 2.2.5.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than an Excluded Registration, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

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2.3.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the shares of Common Stock that the Company desires to sell, taken together with (i) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

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2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

2.4 Restrictions on Registration Rights. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to (but may, at its sole option) (A) effect any Demand Registration or an Underwritten Offering (i) within sixty (60) days after the closing of an Underwritten Offering or (ii) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable best efforts to cause the applicable Registration Statement to become effective or (B) file a Registration Statement (or any amendment thereto) or effect an Underwritten Offering (or, if the Company has filed a Registration Statement and has included Registrable Securities therein, the Company shall be entitled to suspend the offer and sale of Registrable Securities pursuant to such Registration Statement) for a period of up to forty-five (45) days (i) if the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer or (ii) if the Company has determined in good faith that the sale of Registrable Securities pursuant a Registration Statement would require disclosure of material non-public information not otherwise required to be disclosed under applicable securities laws (x) which disclosure would have a detrimental effect on the Company or (y) relating to a material transaction involving the Company (any such period, a “Blackout Period”); provided, however, that in no event shall any Blackout Period together with other Blackout Periods exceed an aggregate of 30 days in any consecutive 12-month period.

Article III
COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

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3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration for the benefit of the Underwriters, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriters may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

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3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. Except as otherwise set forth herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall promptly notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions, to the extent such exemption is available to Holders at such time. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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3.6 Limitations on Registration Rights. Notwithstanding anything herein to the contrary, (i) any affiliate of the underwriters in the Company’s initial public offering may not exercise its rights under Section 2.2 and 2.3 hereunder after five (5) and seven (7) years after the effective date of the registration statement relating to the Company’s initial public offering, respectively, and (ii) such holders may not exercise the rights under Section 2.2 more than one time.

3.7 Transfer Restrictions.

3.7.1 Each Legacy Airspan Holder agrees that it, he or she shall not Transfer its, his or her Business Combination Securities until the expiration of the Legacy Airspan Lock-Up Period.

3.7.2 Notwithstanding the provisions set forth in subsection 3.7.1, Transfers of the Business Combination Securities that are held by the Legacy Airspan Holders or any of their permitted transferees (that have complied with this subsection 3.7.2) are permitted during the Legacy Airspan Lock-Up Period: (a) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (b) in the case of an individual, by virtue of laws of descent and distribution upon death; (c) in the case of an individual, pursuant to a qualified domestic relations order; (d) in the case of an entity, as a distribution to the limited partners, stockholders, unitholders, members of or owners of similar equity interests in such entity; (e) in connection with collateral, hypothecation or other pledge arrangements to support a credit facility entered into in the ordinary course; and (f) pursuant to a bona fide third-party tender offer for all or substantially all of the Common Stock or in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the completion of Merger; provided, however, that in the case of clauses (a) through (d), these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions herein. For the avoidance of doubt, the transfers of Business Combination Securities shall be permitted regardless of whether a filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made with respect to such transfers.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

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4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by such indemnifying party and indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

Article V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 777 Yamato Road, Boca Raton, FL 33431, Attention: Chief Financial Officer, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

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5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of any Lock-Up Period, no Holder subject to such Lock-Up Period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee, but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement and other applicable agreements.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.5 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

5.6 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

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5.7 Waiver of Trial by Jury. Each party hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, the transactions contemplated hereby, or the negotiation, administration, performance or enforcement hereof.

5.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.10 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.11 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Legacy Airspan granted under any other agreement, including, but not limited to, the Prior Agreement and the Second Amended and Restated Investors Rights Agreement, dated as of December 14, 2020, by and among Legacy Airspan and the other parties thereto, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.12 Other Registration Rights. Except as provided in the Subscription Agreements, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person.

5.13 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all of the Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

AIRSPAN NETWORKS HOLDINGS INC.

By:
Name:
Title:

SPONSOR HOLDERS:

NEW BEGINNINGS SPONSOR, LLC

By:
Name:	Michael S. Liebowitz
Title:	Managing Member

Benjamin Garrett

Frank A. Del Rio

Kate Walsh

LEGACY AIRSPAN HOLDERS:

OAK INVESTMENT PARTNERS XI, LIMITED PARTNERSHIP

By:	Oak Associates XI, LLC, its General Partner

By:
Name:	Bandel Carano
Title:	Managing Member

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oak investment partners xIIi, limited partnership

By:	Oak Associates XIII, LLC, its General Partner

By:
Name:	Bandel Carano
Title:	Managing Member

softbank group capital limited

By:
Name:
Title:

qualcomm incorporated

By:
Name:
Title:

reliance jio infocomm usa inc.

By:
Name:
Title:

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EXHIBIT B

Stockholders Agreement

STOCKHOLDERS AGREEMENT

BY AND AMONG

Airspan Networks Holdings Inc.

AND

THE STOCKHOLDERS PARTY HERETO

Dated as of [ ● ], 2021

CONTENTS

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STOCKHOLDERS AGREEMENT

This Stockholders Agreement (as the same may be amended, supplemented, amended and restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”) is made and entered into effective as of [●], 2021 by and among Airspan Networks Holdings Inc., a Delaware corporation (the “Company”), and each of the parties listed under “Stockholders” on the signature page hereto (collectively, the “Stockholders” and each, a “Stockholder”). The Company and the Stockholders are sometimes referred to herein collectively as the “Parties” and individually as a “Party.” Each capitalized term used but not defined herein will have the meaning ascribed to such term in Section 1.01.

RECITALS

WHEREAS, the Company and Airspan Networks Inc., a Delaware corporation (“Legacy Airspan”), are party to that certain Business Combination Agreement, dated as of March [●], 2021 (as it may be amended, supplemented, amended and restated or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Artemis Merger Sub Corp. (“Merger Sub”) and Legacy Airspan, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Legacy Airspan (the “Merger”), with Legacy Airspan surviving the Merger as a wholly-owned subsidiary of the Company;

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement; and

WHEREAS, pursuant to the Business Combination Agreement, the Parties are entering into this Agreement to set forth certain understandings between the Parties with respect to certain governance and other matters of the Company.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.
DEFINITIONS AND CONSTRUCTION

Section 1.01 Definitions. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

“Agreement” has the meaning set forth in the Preamble hereto.

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“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company.

“Business Combination Agreement” has the meaning set forth in the Recitals hereto.

“Bylaws” means the Amended and Restated Bylaws of the Company, as amended or amended and restated from time to time.

“Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company, as amended, restated or amended and restated from time to time.

“Common Stock” means the Company’s common stock, with a par value of $0.0001 per share.

“Company” has the meaning set forth in the Preamble hereto.

“Director” means any member of the Board.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Independent Director” has the meaning set forth in Section 2.03.

“Initial Board” has the meaning set forth in Section 2.01(a).

“Legacy Airspan” has the meaning set forth in the Recitals hereto.

“Merger” has the meaning set forth in the Recitals hereto.

“Merger Sub” has the meaning set forth in the Recitals hereto.

“NBA Director” has the meaning set forth in Section 2.02.

“NBA Sponsor” means New Beginnings Sponsor, LLC.

“Non-Recourse Party” has the meaning set forth in Section 4.13.

“NYSE” means the New York Stock Exchange.

“Parties” or “Party” has the meaning set forth in the Preamble hereto.

“person” has the meaning set forth in the Business Combination Agreement.

“Stockholder” or “Stockholders” has the meaning set forth in the Preamble hereto.

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Section 1.02 Rules of Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party. No summary of this Agreement prepared by a Party shall affect the meaning or interpretation of this Agreement. For all purposes of this Agreement, except as otherwise provided in this Agreement or unless the context otherwise requires:

(a) the meanings of defined terms are applicable to the singular as well as the plural forms of such terms;

(b) the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c) references in this Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder;

(d) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall mean “without limitation”;

(e) the captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement;

(f) pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms;

(g) all references to “or” shall be construed in the inclusive sense of “and/or”;

(h) the terms “Article” and “Section” refer to the specified Article or Section of this Agreement;

(i) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other things extends, and such phrase shall not mean simply “if”; and

(j) the word “will” shall be construed to have the same meaning and effect as the word “shall.”

Article II.
CORPORATE GOVERNANCE MATTERS

Section 2.01 Composition of the Board of Directors. The Company represents and warrants that immediately prior to the execution and delivery hereof:

(a) The Board consists of eight (8) Directors (the “Initial Board”);

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(b) The Initial Board consists of the following individuals, each of whom shall serve as a Director until his [or her] successor is duly elected and qualified in accordance with this Agreement, the Certificate of Incorporation and the Bylaws, subject to such individual’s earlier death, resignation or removal:

(i)	[ ● ];

(ii)	[ ● ];

(iii)	[ ● ];

(iv)	[ ● ];

(v)	[ ● ];

(vi)	[ ● ];

(vii)	[ ● ]; and

(viii)	Michael Liebowitz.

Section 2.02 Nomination Rights of NBA Sponsor. Notwithstanding anything to the contrary contained herein, the Parties agree that, from and after the Closing and until such time as NBA Sponsor Beneficially Owns less than 1,535,000 shares of Common Stock, NBA Sponsor shall have the right to nominate one (1) Director to the Board (the “NBA Director”), including after all of the members of the Initial Board cease to serve as Directors. For the avoidance of doubt and subject to the rules of the NYSE, NBA Sponsor’s right to nominate one (1) Director to the Board under this Section 2.02 shall not be transferable. NBA Sponsor shall use its commercially reasonable efforts to cause the Sponsor Designee to comply with any qualification requirements for Directors set forth in the Certificate of Incorporation or Bylaws, and all policies, procedures, processes, codes, rules, standards and guidelines of the Company applicable to Directors; provided, however, that the Company understands and agrees that the Sponsor Designee may disclose information he or she obtains while serving as a member of the Board to NBA Sponsor and NBA Sponsor agrees to maintain the confidentiality of such information. The NBA Director shall initially be Michael Liebowitz.

Section 2.03 Director Independence. The Company shall ensure that the composition of the Board will continue to meet all requirements for a company listed on the NYSE (or such other stock exchange on which the Common Stock may be listed), including with respect to director independence pursuant to which a majority of the Directors shall meet the independence requirements under the listing rules of the NYSE (or such other stock exchange on which the Common Stock may be listed) (each such Director, an “Independent Director”). If the NBA Director is an Independent Director, then it is intended that the NBA Director shall be appointed to, and serve on, the nominating and corporate governance committee of the Board (or, if there is no nominating and corporate governance committee of the Board, such other committee of the Board that is primarily responsible for nominating and corporate governance matters).

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Section 2.04 Voting Obligations. Each Stockholder entitled to vote for the election of Directors hereby agrees to vote all shares of Common Stock held by such Stockholder in favor of electing the NBA Director to the Board in accordance with Section 2.02, and to take all other necessary action in order to ensure that the composition of the Board is as set forth in Sections 2.01 and 2.02. For the avoidance of doubt, this Agreement, including this Section 2.04, shall not restrict any Stockholder from transferring any of its Common Stock as otherwise permitted by applicable law.

Section 2.05 Vacancy. In the event that a vacancy on the Board is created at any time by the death, resignation, disqualification or removal of a member of the Initial Board prior to the due election and qualification of such member’s successor, such vacancy shall be filled pursuant to this Agreement, the Certificate of Incorporation and the Bylaws.

Section 2.06 Chairperson of the Board. [ ● ] shall serve as Chairperson of the Board for so long as he is a Director; provided that, in the event [ ● ] is no longer a Director, [ ● ] shall serve as Chairperson of the Board for so long as he is a Director; provided further that, in the event each of [ ● ] and [ ● ] is no longer a Director, the successor Chairperson of the Board shall be elected as provided in the Bylaws.

Section 2.07 Classified Board. The Company represents and warrants that immediately prior to the execution and delivery hereof the Board is divided into three classes, with the Directors serving staggered three-year terms as follows:

(a) Class I Directors, whose initial terms expire at the first annual meeting of the stockholders of the Company following the Effective Time and include [ ● ] and [ ● ];

(b) Class II Directors, whose initial terms expire at the second annual meeting of the stockholders of the Company following the Effective Time and include [ ● ], [ ● ] and [ ● ]; and

(c) Class III Directors, whose initial terms expire at the third annual meeting of the stockholders of the Company following the Effective Time and include Michael Liebowitz, [ ● ] and [ ● ].

Section 2.08 Indemnification and D&O Insurance. As promptly as reasonably practicable following the Closing, the Company shall enter into an indemnification agreement with each Director, each on substantially the same terms entered into with, and based on the same customary and reasonable form provided to, the other Directors. To the fullest extent permitted by applicable Law, the Company shall not amend, alter or repeal any right to indemnification, advancement of expenses or exculpation benefiting any Director nominated pursuant to this Agreement, as and to the extent consistent with applicable Law, contained in the Certificate of Incorporation or Bylaws (except to the extent such amendment or alteration permits the Company to provide broader rights to indemnification, advancement of expenses or exculpation). The Company shall (a) purchase directors’ and officers’ liability insurance in an amount determined by the Board to be reasonable and customary and (b) for so long as a Director nominated pursuant to this Article II serves as a Director of the Company, maintain such coverage with respect to such Director and shall take all actions necessary to extend such coverage for a period of not less than six years from any removal or resignation of such Director, in respect of any act or omission occurring at or prior to such event.

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Section 2.09 Reimbursement of Expenses. The Company shall reimburse the Directors for all reasonable and documented out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses.

Section 2.10 Restrictions on Other Agreements. No Stockholder shall grant any proxy and no Party shall enter into or agree to be bound by any voting trust, agreement or arrangement of any kind with any person if and to the extent the terms thereof conflict with the provisions of this Agreement.

Article III.
REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

Each Stockholder on its own behalf hereby represents and warrants to the Company and the other Stockholders, severally and not jointly, with respect to such Stockholder as of the date of this Agreement, as follows:

Section 3.01 Organization; Authority.

(a) If a Stockholder is a legal entity, (i) such Stockholder (1) is duly incorporated or formed, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and (2) has all requisite corporate or other entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (ii) the execution and delivery by such Stockholder of this Agreement, the performance and compliance by such Stockholder with each of its obligations herein and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary corporate or other entity action on the part of such Stockholder.

(b) If a Stockholder is an individual, such Stockholder has the legal capacity to enter into this Agreement and perform his obligations hereunder.

(c) This Agreement constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

Section 3.02 No Consent. Except as provided in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other person on the part of such Stockholder is required in connection with the execution, delivery and performance of this Agreement, except where the failure to obtain such consents, approvals, authorizations or to make such designations, declarations or filings would not materially interfere with a such Stockholder’s ability to perform his or its obligations under to this Agreement. If such Stockholder is an individual, no consent of such Stockholder’s spouse is necessary under any “community property” or other Laws for the execution and delivery of this Agreement or the performance of such Stockholder’s obligations hereunder.

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Section 3.03 No Conflicts; Litigation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will, (a) if such Stockholder is a legal entity, conflict with or violate any provision of the organizational documents of such Stockholder or (b) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets, except, in the case of this clause (b), that would not reasonably be expected to impair, individually or in the aggregate, such Stockholder’s ability to fulfill its obligations under this Agreement. As of the date of this Agreement, there is no Action pending or, to the knowledge of such Stockholder, threatened, against such Stockholder or any of such Stockholder’s Affiliates or any of their respective assets or properties that would materially interfere with such Stockholder’s ability to perform his or its obligations under this Agreement or that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

Article IV.
GENERAL PROVISIONS

Section 4.01 Termination. Notwithstanding anything to the contrary contained herein, but subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Parties as provided under Section 4.04, this Agreement (other than Article I, the last sentence of Section 2.08 (which, for the avoidance of doubt, shall terminate as provided therein) and this Article IV) shall terminate at such time as NBA Sponsor Beneficially Owns less than 1,535,000 shares of Common Stock and, with respect to any other Stockholder, this Agreement shall terminate (solely with respect to such Stockholder and not with respect to any other Parties) at such time as such Stockholder no longer holds any shares of Common Stock.

Section 4.02 No Agreement as Director or Officer. Each Stockholder is signing this Agreement solely in his or its capacity as a stockholder of the Company. No Stockholder makes any agreement or understanding in this Agreement in such Stockholder’s capacity (or in the capacity of any Affiliate, partner or employee of such Stockholder) as a Director or officer of the Company. Nothing in this Agreement will limit or affect any actions or omissions taken by a Stockholder (or any Affiliate, partner or employee of such Stockholder) in his capacity as a Director or officer of the Company, and no actions or omissions taken in such Stockholder’s capacity (or in the capacity of any Affiliate, partner or employee of such Stockholder) as such shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Stockholder (or any Affiliate, partner or employee of such Stockholder) from exercising his fiduciary duties as a Director or officer of the Company to the Company or its stockholders.

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Section 4.03 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 4.03):

If to the Company, to:

Airspan Networks Inc.
777 Yamato Road
Boca Raton, FL 33431
Attn: David Brant, Chief Financial Officer

Email: dbrant@airspan.com

with copies (which shall not constitute notice) to:

Dorsey & Whitney LLP
51 West 52nd Street
New York, NY 10019
Attention: Ted Farris; Brian R. Rosenau
Email: farris.ted@dorsey.com; rosenau.brian@dorsey.com

If to a Stockholder, to such address set forth on the Stockholder’s signature page or to such other address or addresses as such Stockholder may from time to time designate by written notice to the other Parties, which change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 4.03.

Section 4.04 Amendment; Waiver.

(a) The terms and provisions of this Agreement may be modified or amended only with the written approval of the Company and the Stockholders holding a majority of the shares of Common Stock held by the Stockholders in the aggregate; provided, however, that any modification or amendment to (i) Section 2.02 or (ii) any other provision that adversely affects NBA Sponsor or the NBA Director, shall also require the approval of NBA Sponsor.

(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any Party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

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(c) No Party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d) Any Party may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.

Section 4.05 Further Assurances. To the fullest extent permitted by Law, the Stockholders agree to sign such further documents, cause such meetings to be held, resolutions passed and do and perform and cause to be done such further acts and things reasonably necessary in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, the Stockholders being deprived of the rights contemplated by this Agreement.

Section 4.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 4.13.

Section 4.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without regard to conflict of laws principles. All Actions arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any Party, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees, to the fullest extent permitted by applicable Law, that notice as provided in this Agreement shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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Section 4.08 Waiver of Jury Trial. Each of the Parties hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury with respect to any Action arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Parties (a) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Action, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Party have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Agreement.

Section 4.09 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof. Each Stockholder agrees with the Company (and only with the Company) that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any federal court located in the State of Delaware or any other Delaware state court without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. The Parties agree that, in the event of any breach or threatened breach by any Party of Section 2.02 or Section 2.03 of this Agreement, NBA Sponsor or the Company, as the case may be, shall be entitled to seek an injunction or injunctions to prevent such breach or to enforce specifically the performance of the terms and provisions of Section 2.02 or Section 2.03 of this Agreement in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any federal court located in the State of Delaware or any other Delaware state court without proof of actual damages or otherwise, in addition to any other remedy to which such Party is entitled at law or in equity as expressly permitted in this Agreement. Each Stockholder hereby further agrees with the Company (and only with the Company) to waive (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 4.10 Entire Agreement; Assignment. This Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.

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Section 4.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.12 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 4.13 No Recourse. This Agreement may only be enforced against, and any claim or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the Parties and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any Party or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non–Recourse Party.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

COMPANY:

NEW BEGINNINGS ACQUISITION CORP.

By:
Name:
Title:

STOCKHOLDERS:

NEW BEGINNINGS SPONSOR, LLC

By:
Name:
Title:

ADDRESS:

Oak Investment Partners XI, LIMITED PARTNERSHIP

By:	Oak Associates XI, LLC, its General Partner

By:
Name:
Title:

ADDRESS:

[Signature Page to Stockholders Agreement]

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Oak Investment Partners XIII, LIMITED PARTNERSHIP

By:	Oak Associates XIII, LLC, its General Partner

By:
Name:
Title:

ADDRESS:

Softbank Group Capital Limited

By:
Name:
Title:

ADDRESS:

Qualcomm Incorporated

By:
Name:
Title:

ADDRESS:

[Signature Page to Stockholders Agreement]

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EXHIBIT C

New Parent Warrant Agreement

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of [_______], is by and between Airspan Networks Holdings Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent” and, in its capacity as transfer agent, referred to herein as the “Transfer Agent”).

WHEREAS, pursuant to that certain Business Combination Agreement, dated as of March [__], 2021 (the “Business Combination Agreement”), by and among the Company, Artemis Merger Sub Corp. and Airspan Networks Inc. (“Airspan”), the Company agreed to issue (i) three million (3,000,000) warrants to purchase shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), at an exercise price of $12.50 (the “$12.50 Warrants”), (ii) three million (3,000,000) warrants to purchase shares of Common Stock at an exercise price of $15.00 (the “$15.00 Warrants”), and (iii) three million (3,000,000) warrants to purchase shares of Common Stock, at an exercise price of $17.50 (the “$17.50 Warrants” and, together with the $12.50 Warrants and the $15.00 Warrants, the “Warrants”, and each of the $12.50 Warrants, the $15.00 Warrants and the $17.50 Warrants as a separate group, a “Warrant Tranche”);

WHEREAS, the Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4, File No. [____] (as amended, the “Registration Statement”), for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of, among other securities, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants, which Registration Statement was declared effective by the Commission on [____], 2021;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent (if a physical certificate is issued), as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent.

The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1 Form of Warrant. Each Warrant shall initially be issued in registered form only, and, if a physical certificate is issued, the $12.50 Warrants shall be in substantially the form of Exhibit A hereto, the $15.00 Warrants shall be in substantially the form of Exhibit B hereto, and the $17.50 Warrants shall be in substantially the form of Exhibit C hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board (as defined below), the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2 Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant certificate shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. All of the Warrants shall initially be represented by one or more book-entry certificates (each, a “Book-Entry Warrant Certificate”) deposited with The Depository Trust Company (the “Depositary”) and registered in the name of Cede & Co., a nominee of the Depositary. Ownership of beneficial interests in the Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depositary or its nominee for each Book-Entry Warrant Certificate, or (ii) institutions that have accounts with the Depositary (each such institution, with respect to a Warrant in its account, a “Participant”).

If the Depositary subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each Book-Entry Warrant Certificate, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificate”). Such Definitive Warrant Certificate shall be in the form annexed hereto as Exhibit A, Exbibit B or Exhibit C, as applicable, with appropriate insertions, modifications and omissions, as provided above.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on a Definitive Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

3. Terms and Exercise of Warrants.

3.1 Warrant Price. Each $12.50 Warrant shall entitle the Registered Holder thereof, subject to the provisions of such $12.50 Warrant and of this Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $12.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. Each $15.00 Warrant shall entitle the Registered Holder thereof, subject to the provisions of such $15.00 Warrant and of this Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $15.00 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. Each $17.50 Warrant shall entitle the Registered Holder thereof, subject to the provisions of such $17.50 Warrant and of this Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $17.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) at which shares of Common Stock may be purchased at the time a Warrant is exercised.

3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the date hereof, and (B) terminating on the earlier to occur of (i) two (2) years following the date hereof, and (ii) the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below), in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m., New York City time, on the Expiration Date.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) any share of Common Stock pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) the payment in full of the Warrant Price for each full share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the shares of Common Stock and the issuance of such shares of Common Stock, as follows:

(a) in lawful money of the United States, in good certified check or wire payable to the Warrant Agent;

(b) in the event of a redemption pursuant to Section 6 hereof in which the Company’s board of directors (the “Board”) has elected to require all holders of the Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess, if any, of the “Fair Market Value”, as defined in this subsection 3.3.1(b) over the applicable Warrant Price by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(b) and Section 6.3, the “Fair Market Value” shall mean the average last sale price of the Common Stock for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants, pursuant to Section 6 hereof; or

(c) on a cashless basis, as provided in Section 7.4 hereof.

3.3.2 Issuance of Shares of Common Stock upon Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the applicable Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of shares of Common Stock as to which such Warrant shall not have been exercised. If fewer than all the Warrants evidenced by a Book-Entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depositary, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise. Notwithstanding the foregoing, the Company shall not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4 or a valid exemption from registration being available. No Warrant shall be exercisable and the Company shall not be obligated to issue shares of Common Stock upon exercise of a Warrant unless the Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants, except pursuant to Section 7.4. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle the Warrant exercise. The Company may require holders of Warrants to settle the Warrant on a “cashless basis” pursuant to subsection 3.3.1(b) and Section 7.4. If, by reason of any exercise of Warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share of Common Stock, the Company shall round down to the nearest whole number, the number of shares of Common Stock to be issued to such holder.

3.3.3 Valid Issuance. All shares of Common Stock issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares of Common Stock on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the applicable Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such shares of Common Stock at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event he, she or it elects to be subject to the provisions contained in this subsection 3.3.5; provided, however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by such holder) (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such person and his, her or its affiliates or any such other person or group shall include the number of shares of Common Stock issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and his, her or its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and his, her or its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding shares of Common Stock, the holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) business days, confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and his, her or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1 Stock Dividends. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding shares of Common Stock is increased by a stock capitalization or stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock capitalization or stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of the Common Stock entitling holders to purchase shares of Common Stock at a price less than the “Historical Fair Market Value” (as defined below) shall be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the Historical Fair Market Value. For purposes of this Section 4.1, (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Historical Fair Market Value” means the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. No shares of Common Stock shall be issued at less than their par value.

4.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

4.3 Adjustments in Exercise Price. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in Section 4.1 or Section 4.2 above, the applicable Warrant Price shall be adjusted (to the nearest whole cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

4.4 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change under Section 4.1 or Section 4.2 hereof or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance” ); provided, however, that in connection with the closing of any such consolidation, merger, sale or conveyance, the successor or purchasing entity shall execute an amendment hereto with the Warrant Agent providing for delivery of such Alternative Issuance; provided, further, that (i) if the holders of the Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Common Stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Common Stock under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of Common Stock, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, that if less than 70% of the consideration receivable by the holders of the Common Stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 8-K filed with the Commission, the applicable Warrant Price shall be reduced by an amount (in dollars) (but in no event less than zero) equal to the difference of (i) the applicable Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (“Bloomberg”). For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each share of Common Stock shall be the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the ninety (90) day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Common Stock consists exclusively of cash, the amount of such cash per share of Common Stock, and (ii) in all other cases, the amount of such cash per share of Common Stock, if any, plus the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in shares of Common Stock covered by Section 4.1, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price with respect to any Warrant be reduced to less than the par value per share issuable upon exercise of such Warrant.

4.5 Notices of Changes in Warrant. Upon every adjustment of any Warrant Price or the number of shares of Common Stock issuable upon exercise of a Warrant pursuant to this Section 4, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Section 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares of Common Stock upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to such holder.

4.7 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares of Common Stock as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of the preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5. Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of a Definitive Warrant Certificate, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of a Definitive Warrant Certificate, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or with respect to any Book-Entry Warrant, each Book-Entry Warrant may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a Warrant certificate or book-entry position for a fraction of a Warrant.

5.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5 Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1 Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds Applicable Warrant Price.

6.1.1 Not less than all of the outstanding $12.50 Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the price of $0.01 per Warrant (the “Redemption Price”), provided that the last sales price of the Common Stock reported has been at least $12.50 per share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) trading days within the thirty (30) trading-day period commencing once the $12.50 Warrants become exercisable and ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the $12.50 Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1.

6.1.2 Not less than all of the outstanding $15.00 Warrants may be redeemed, at the option of the Company, at any time while they are exercisable, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the Redemption Price, provided that the last sales price of the Common Stock reported has been at least $15.00 per share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) trading days within the thirty (30) trading-day period commencing once the $15.00 Warrants become exercisable and ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the $15.00 Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1.

6.1.3 Not less than all of the outstanding $17.50 Warrants may be redeemed, at the option of the Company, at any time while they are exercisable, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the Redemption Price, provided that the last sales price of the Common Stock reported has been at least $17.50 per share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) trading days within the thirty (30) trading-day period commencing once the $17.50 Warrants become exercisable and ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the $17.50 Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1.

6.2 Date Fixed for, and Notice of, Redemption; Redemption Price; Reference Value. In the event that the Company elects to redeem any of the Warrant Tranches pursuant to Section 6.1, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.

6.3 Exercise After Notice of Redemption. The Warrants may be exercised for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event that the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1, the notice of redemption shall contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Warrants, including the “Fair Market Value” (as such term is defined in subsection 3.3.1(b) hereof) in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Stockholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as a stockholder in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Common Stock; Cashless Exercise at Company’s Option.

7.4.1 Registration of the Common Stock. The Company has filed with the Commission the Registration Statement, for the registration under the Securities Act, of, among other securities, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants, which Registration Statement was declared effective by the Commission on [____], 2021. The Company shall use its best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Warrants in accordance with the provisions of this Agreement. Holders of the Warrants shall have the right, during any period in which the Company shall fail to maintain an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” pursuant to subsection 3.3.1, by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) over the applicable Warrant Price by (y) the Fair Market Value. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume-weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or his, her or its securities broker or intermediary. The date that notice of cashless exercise is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a cashless basis in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the shares of Common Stock issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor statute)) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the second sentence of this subsection 7.4.1.

7.4.2 Cashless Exercise at Company’s Option. If the Common Stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act (or any successor statute), (i) the Company may, at its option, require holders of Warrants who exercise Warrants to exercise such Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor statute) as described in subsection 7.4.1 and (ii) in the event the Company so elects, the Company shall not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Common Stock issuable upon exercise of the Warrants, notwithstanding anything in this Agreement to the contrary. If the Company does not elect at the time of exercise to require a holder of Warrants who exercises Warrants to exercise such Warrants on a “cashless basis,” it agrees to use its best efforts to register or qualify for sale the Common Stock issuable upon exercise of the Warrant under applicable blue sky laws of the state of residence of the exercising Warrant holder to the extent an exemption is not available.

8. Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares of Common Stock.

8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Common Stock not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3 Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or the Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct, fraud or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, reasonable and documented out-of-pocket costs and reasonable outside counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct, fraud or bad faith.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any shares of Common Stock shall, when issued, be valid and fully paid and non-assessable.

8.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of shares of Common Stock through the exercise of the Warrants.

9. Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Airspan Networks Holdings Inc.
777 Yamato Road

Boca Raton, FL 33431

Attention: Chief Financial Officer

Email: Dbrant@airspan.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attn: Compliance Department

With a copy in each case to:

Greenberg Traurig, P.A.
333 SE 2nd Avenue

Suite 4400

Miami, FL 33131
Attn: Alan I. Annex, Esq. and Daniella G. Silberstein, Esq.
Email: annexa@gtlaw.com and silbersteind@gtlaw.com

9.3 Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

9.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder (i) for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders, and (ii) to provide for the delivery of Alternative Issuance pursuant to Section 4.4. All other modifications or amendments shall require the vote or written consent of the Registered Holders of a majority of the then outstanding Warrants, it being understood that if any such modification or amendment would only impact a particular Warrant Tranche and not all of the Warrants, then such modification or amendment shall require the vote or written consent of the Registered Holders of a majority of the then outstanding Warrants in such Warrant Tranche.

9.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AIRSPAN NETWORKS HOLDINGS INC.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Warrant Agreement]

EXHIBIT A

[Form of $12.50 Warrant Certificate]

A-1

[Form of $12.50 Warrant Certificate]
[Reverse]

A-2

EXHIBIT B

[Form of $15.00 Warrant Certificate]

B-1

[Form of $15.00 Warrant Certificate]
[Reverse]

B-2

EXHIBIT C

[Form of $17.50 Warrant Certificate]

C-1

[Form of $17.50 Warrant Certificate]
[Reverse]

C-2

EXHIBIT D

Parent Second Amended and Restated Certificate of Incorporation

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEW BEGINNINGS ACQUISITION CORP.

[ ● ], 2021

New Beginnings Acquisition Corp. (the “Corporation”), a corporation existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. The name of the Corporation is “New Beginnings Acquisition Corp.”. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on August 19, 2020 (the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on October 29, 2020 (the “Existing Certificate”).

3. This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”), which changes the name of the Corporation to “Airspan Networks Holdings Inc.” and amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.

4. This Second Amended and Restated Certificate shall become effective upon filing with the Secretary of State of the State of Delaware.

5. The text of the Existing Certificate is hereby amended and restated in its entirety to read in full as follows:

ARTICLE I

NAME

The name of the Corporation is “Airspan Networks Holdings Inc.”.

ARTICLE II

REGISTERED AGENT

The registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808. The name of its registered agent at that address is The Corporation Service Company.

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ARTICLE III

PURPOSE

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE IV

CAPITALIZATION

A. Classes of Stock. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 260,000,000, of which 250,000,000 shares shall be Common Stock, $0.0001 par value per share (the “Common Stock”), and 10,000,000 shares shall be Preferred Stock, $0.0001 par value per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders of Preferred Stock is required pursuant to the provisions established by the Board of Directors in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then the only stockholder approval required shall be the affirmative vote of a majority of the voting power of the Common Stock and the Preferred Stock so entitled to vote, voting together as a single class, irrespective of Section 242(b)(2) of the DGCL (or any successor provision thereto).

B. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, as determined by the Board of Directors. The Board of Directors is expressly authorized to provide for the issue, in one or more series, of all or any of the remaining shares of the Preferred Stock and to establish for each such series the number of its shares, the voting powers, full or limited, of the shares of such series, or that such shares shall have no voting powers, and the designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”), all to the fullest extent now or hereafter permitted by the DGCL. The Board of Directors is also expressly authorized (unless forbidden in the applicable Preferred Stock Designation) to increase or decrease (but not below the number of shares thereof then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status they had prior to the adoption of the resolution originally fixing the number of shares of such series. Except as otherwise expressly provided in any Preferred Stock Designation, (a) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (b) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

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C. Common Stock.

1. Relative Rights of Preferred Stock and Common Stock. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions of the Common Stock are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock.

2. Voting Rights. Except as otherwise provided herein or expressly required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power, and each holder of Common Stock shall have one vote in respect of each share of stock held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Preferred Stock Designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

4. Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of outstanding Preferred Stock, the remaining assets of the Corporation of whatever kind available for distribution shall be distributed to the holders of Common Stock ratably in proportion to the number of shares of Common Stock held by them and to the holders of any outstanding series of Preferred Stock entitled thereto. For purposes of this Paragraph C.4 of Article IV (and, for the avoidance of doubt, except with respect to any series of Preferred Stock if provided for in the Preferred Stock Designation with respect to such series of Preferred Stock), the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of capital stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a merger involving the Corporation and one or more other entities (whether or not the Corporation is the entity surviving such merger) shall not be deemed to be a dissolution, liquidation or winding up of the affairs of the Corporation.

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ARTICLE V

BOARD OF DIRECTORS

The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Election of directors need not be by written ballot unless the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”) so provide.

B. In furtherance and not in limitation of the powers conferred by statute, but subject to that certain Stockholders Agreement, dated as of [ ● ], 2021, by and among the Corporation and certain of its stockholders (as amended from time to time, the “Stockholders Agreement”), the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, without any action on the part of the stockholders, by the vote of at least a majority of the directors of the Corporation then in office. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the Bylaws may also be adopted, amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the shares of the capital stock of the Corporation entitled to vote in the election of directors, voting as one class.

C. The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws may provide or as may be designated from time to time by the Board of Directors.

D. Except as otherwise expressly provided by the DGCL or this Second Amended and Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall, subject to the Stockholders Agreement, be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Other than those directors elected by the holders of any series of Preferred Stock, which shall be as provided for or fixed pursuant to a Preferred Stock Designation, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three (3) classes, designated as Class I directors, Class II directors and Class III directors, respectively (the “Classified Board”). Subject to the Stockholders Agreement, the Board of Directors is authorized to assign members of the Board of Directors already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Subject to the Stockholders Agreement, directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Second Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, which shall be as provided for or fixed pursuant to a Preferred Stock Designation, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until the annual meeting at which such director’s term expires and until his or her successor shall be duly elected and qualified at an annual meeting of stockholders in accordance with the terms of this Second Amended and Restated Certificate and the Bylaws or until his or her earlier resignation, removal from office, death or incapacity.

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E. Subject to the special rights, if any, of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, disability, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director. If there are no directors in office, then an election of directors may, subject to the Stockholders Agreement, be held in the manner provided by statute. Directors chosen pursuant to any of the foregoing provisions shall hold office until the expiration of the term of the class for which elected and until their successors are duly elected and qualified or until their earlier resignation, removal from office, death or incapacity. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, the Stockholders Agreement or the Bylaws, may exercise the powers of the full Board of Directors until the vacancy is filled.

F. Subject to the special rights, if any, of the holders of any series of Preferred Stock then outstanding, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of voting stock of the Corporation with the power to vote at an election of directors, voting as a single class.

ARTICLE VI

STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more such other series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Preferred Stock Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

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B. Subject to the special rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, and shall not be called by any other person or persons.

C. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE VII

LIMITED LIABILITY; INDEMNIFICATION

A. Limitation on Liability. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended (including, but not limited to, Section 102(b)(7) of the DGCL), a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL hereafter is amended to further eliminate or limit the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Paragraph A of Article VII by the stockholders of the Corporation shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B. Indemnification. Each person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified and advanced expenses by the Corporation, in accordance with the Bylaws, to the fullest extent authorized or permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or any other applicable laws as presently or hereinafter in effect.

C. Insurance. The Corporation may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such expense, liability or loss under the DGCL.

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D. Repeal and Modification. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

ARTICLE VIII

FORUM SELECTION

A. Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Second Amended and Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article VIII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article VIII. Notwithstanding the foregoing, the provisions of this Article VIII shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

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ARTICLE IX

AMENDMENTS

A. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or other persons whomsoever by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provision of this Second Amended and Restated Certificate or any provision of law that might otherwise permit a lesser vote or no vote and, subject to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Second Amended and Restated Certificate or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Second Amended and Restated Certificate, or to adopt any new provision of this Second Amended and Restated Certificate; provided, however, that the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal Paragraph B of Article IV, Article V, Article VI, Article VII, Article VIII or this Article IX. Any amendment, repeal or modification of any of Paragraph B of Article IV, Article V, Article VI, Article VII, Article VIII or this Article IX shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.

B. If any provision or provisions of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate to be signed by [ ● ], its [ ● ], as of the [ ● ] day of [ ● ], 2021.

Name:	[ ● ]
Title:	[ ● ]

[Signature Page to Second Amended and Restated Certificate of Incorporation]

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EXHIBIT E

Directors and Officers of the Surviving Corporation and Parent

Surviving Corporation:

Directors:

Eric D. Stonestrom

David Brant

Officers:

Eric D. Stonestrom – President & Chief Executive Officer

David Brant – Senior Vice President & Chief Financial Officer

Henrik Smith-Petersen – Chief Sales and Marketing Officer

Uzi Shalev – Chief Operating Officer

Paul Senior – Chief Strategy Officer

Eli Leizerovitz – Head of Products

Parent:

Officers:

Eric D. Stonestrom – President & Chief Executive Officer

David Brant – Senior Vice President & Chief Financial Officer

Henrik Smith-Petersen – Chief Sales and Marketing Officer

Uzi Shalev – Chief Operating Officer

Paul Senior – Chief Strategy Officer

Eli Leizerovitz – Head of Products

EXHIBIT F

Company Tax Certificate

EXHIBIT G

Parent Tax Certificate

SCHEDULE A

Company Knowledge Parties

Eric D. Stonestrom

David Brant

Ray Flaherty

Thomas Huseby

SCHEDULE B

Key Company Stockholders

1.	Oak Investment Partners XI, Limited Partnership

2.	Oak Investment Partners XIII, Limited Partnership

3.	Qualcomm Incorporated

4.	Softbank Group Capital Limited

SCHEDULE C

Resigning Parent Officers and Directors

Directors:

Russell W. Galbut

Benjamin Garrett

Frank A. Del Rio

Kate Walsh

Perry Weitz

Officers:

Russell Galbut

Michael S. Liebowitz

SCHEDULE D

Permitted Leakage

1.	Payment of the MIP Aggregate Cash Consideration

2.	Payments required under the Company Credit Agreement or a document related thereto (including the Lender Consent Letter) and in effect as of the date of the Agreement

3.	Compensation payments to employees and contractors of the Company and the Company Subsidiaries (in their capacity as such), pursuant to agreements in effect on the date of the Agreement, who are also stockholders of the Company or affiliates of stockholders of the Company, in the ordinary course of business and consistent with past practice or as otherwise permitted pursuant to Section 6.01(b)(viii) of the Agreement

4.	Payments pursuant to indemnification rights of directors, officers and employees of the Company and the Company Subsidiaries (in their capacity as such) who are also stockholders of the Company or affiliates of stockholders of the Company pursuant to indemnification obligations in existence as of the date of the Agreement

5.	Payments pursuant to the Material Contracts set forth on Section 4.17(a) of the Company Disclosure Schedule with counterparties who are also stockholders of the Company or affiliates of stockholders of the Company